UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 12, 2019, Intercorp Financial Services Inc. (“IFS”) announced its unaudited results for the second quarter of 2019, which were approved by the Board on August 12, 2019. IFS’ interim condensed consolidated unaudited results as of June 30, 2019, December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018 and the corresponding Management Discussion and Analysis are attached hereto.

Intercorp Financial Services Inc.

Second Quarter 2019 Earnings

Lima, Peru, August 12, 2019. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter of 2019. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Stable earnings in 2Q19 with 18.5% ROAE, despite negative mark-to-market after a strong 1Q19 at Inteligo

•	Strong results in 1H19, with profits increasing 9.9% YoY and 18.9% ROAE

•	IFS’ reported earnings increased 70.8% YoY in 2Q19 and 42.0% in 1H19

•	Total revenues increased 8.4% in 1H19 with efficiency ratio relatively stable at 34.3%

•	Positive evolution of digital transformation indicators

Interbank: Strong quarter with 21.7% ROAE

•	Net profit, adjusted from gain on sale of Interfondos, increased 12.3% QoQ and 5.1% YoY

•	12.7% YoY loan growth, with a 17.3% increase in retail loans and a slower growth in commercial loans

•	Retail deposits grew 14.5% YoY, gaining 80 bps in market share in the year

•	NIM up 30 bps QoQ and 20 bps YoY

Interseguro: Solid quarter in earnings with ROAE at 13.6%

•	Net profit, adjusted from the effect of adoption of new mortality tables, increased 13.4% QoQ and 5.5% YoY

•	Gross premiums plus collections grew 9.6% YoY

•	Market leader in annuities with 32.2% share YTD

•	Results from investments increased 5.5% QoQ and 22.3% YoY, with ROIP reaching 6.1%

Inteligo: Quarterly results of S/ 33 million impacted by S/ -14.9 million mark-to-market in investments

•	Net profit increasing 19.9% YoY and 27.9% ROAE in 1H19

•	Sustained AUM growth of 4.0% QoQ and 8.9% YoY

Second Quarter 2019 Earnings Report	1

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position
S/ million	06.30.18	03.31.19	06.30.19	%chg 06.30.19/ 03.31.19	%chg 06.30.19/ 06.30.18
Assets
Cash and due from banks and inter-bank funds	7,941.3	9,730.6	10,823.0	11.2%	36.3%
Financial investments	17,803.5	17,852.8	17,835.5	-0.1%	0.2%
Loans, net of unearned interest	31,596.6	35,019.0	35,647.0	1.8%	12.8%
Impairment allowance for loans	-1,273.6	-1,396.2	-1,411.9	1.1%	10.9%
Property, furniture and equipment, net	598.0	948.5	900.2	-5.1%	50.5%
Other assets	3,399.3	3,601.6	3,378.4	-6.2%	-0.6%

Total assets	60,065.1	65,756.2	67,172.2	2.2%	11.8%
Liabilities and equity
Deposits and obligations	30,910.2	34,790.0	35,373.8	1.7%	14.4%
Due to banks and correspondents and inter-bankfunds	4,592.9	3,832.6	4,647.0	21.2%	1.2%
Bonds, notes and other obligations	6,306.7	6,663.2	6,606.2	-0.9%	4.7%
Insurance contract liabilities	9,914.9	10,407.2	10,935.1	5.1%	10.3%
Other liabilities	1,820.5	2,336.4	2,167.0	-7.3%	19.0%

Total liabilities	53,545.2	58,029.4	59,729.0	2.9%	11.5%
Equity, net
Equity attributable to IFS’ shareholders	6,483.1	7,686.8	7,401.2	-3.7%	14.2%
Non-controlling interest	36.8	40.0	42.0	5.1%	14.2%

Total equity, net	6,519.9	7,726.8	7,443.2	-3.7%	14.2%
Total liabilities and equity net	60,065.1	65,756.2	67,172.2	2.2%	11.8%

Intercorp Financial Services’ net profit was S/ 350.1 million in 2Q19, relatively stable QoQ, but a 70.8% increase YoY. IFS annualized ROAE was 18.5% in 2Q19, lower than the 19.0% registered in 1Q19, but higher than the 12.7% reported in 2Q18.

When excluding the aggregate negative effect of the adoption of new mortality tables in our insurance segment for S/ 144.8 million in 2Q18, IFS’ profits remained stable YoY. Accordingly, ROAE excluding this effect was 21.4% in 2Q18.

Second Quarter 2019 Earnings Report	2

Intercorp Financial Services’ P&L statement
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar income	1,070.2	1,166.7	1,201.7	3.0%	12.3%
Interest and similar expenses	-286.0	-335.8	-342.3	2.0%	19.7%

Net interest and similar income	784.2	831.0	859.4	3.4%	9.6%
Impairment loss on loans, net of recoveries	-112.6	-186.4	-192.9	3.5%	71.4%
Recovery (loss) due to impairment of financial investments	1.3	1.9	0.8	-58.2%	-39.3%

Net interest and similar income after impairment loss	672.9	646.4	667.2	3.2%	-0.8%
Fee income from financial services, net	220.4	223.0	222.7	-0.1%	1.1%
Other income	75.0	138.9	129.4	-6.9%	72.4%
Total premiums earned minus claims and benefits	-186.2	-74.1	-79.4	7.2%	-57.3%
Net Premiums	160.5	171.2	164.4	-4.0%	2.4%
Adjustment of technical reserves	-163.7	-73.3	-63.6	-13.2%	-61.2%
Net claims and benefits incurred	-183.1	-172.0	-180.2	4.8%	-1.6%
Other expenses	-450.7	-481.7	-484.7	0.6%	7.6%

Income before translation result and income tax	331.4	452.5	455.2	0.6%	37.3%
Translation result	-13.9	10.1	11.9	18.1%	n.m.
Income tax	-112.6	-109.9	-117.0	6.4%	3.9%

Profit for the period	204.9	352.7	350.1	-0.7%	70.8%
Attributable to IFS’ shareholders	203.1	350.6	347.9	-0.7%	71.3%
EPS	1.83	3.17	3.18
ROAE	12.7%	19.0%	18.5%
ROAA	1.4%	2.2%	2.1%
Efficiency ratio(1)	38.7%	33.7%	34.8%

(1)

Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income + Net premiums earned).

Quarter-on-quarter performance

Profits remained relatively stable QoQ as increases in net interest and similar income at Interbank and in other income at Interseguro were offset by reductions in other income at Inteligo and in total premiums earned minus claims and benefits at Interseguro, together with an increase in impairment loss on loans at Interbank and a higher effective tax rate.

Net interest and similar income grew 3.4% QoQ, mainly due to increases in interest on loans and interest on financial investments at Interbank, partially offset by lower interest on investments at both Inteligo and Interseguro.

Impairment loss on loans increased 3.5% due to higher requirements in credit cards and medium-sized companies, partially offset by a release of provisions in payroll deduction loans, all at Interbank.

Net fee income from financial services remained relatively stable QoQ, as holding eliminations and reductions in brokerage and custody service fees and product structuring activity at Inteligo were almost completely offset by growth in commissions from credit card services and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services at Interbank.

Second Quarter 2019 Earnings Report	3

Other income decreased 6.9% QoQ mainly due to negative mark-to-market valuations on Inteligo’s proprietary portfolio in 2Q19, partially offset by increases in net gain on sale of financial investments and net gain on investment property at Interseguro.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly reduction of S/ 5.3 million, explained by an S/ 8.2 million increase in net claims and benefits incurred, as well as by a S/ 6.8 million reduction in net premiums, partially offset by a S/ 9.7 million decrease in adjustment of technical reserves.

Other expenses slightly increased 0.6% QoQ mainly due to higher administrative expenses related to IT services at Interbank, growth in administrative expenses and depreciation and amortization at Interseguro, and to one-off expenses at Inteligo. These effects were partially offset by a reversal of expenses related to fees for insurance activities upon consolidation.

IFS effective tax rate increased, from 23.8% in 1Q19 to 25.0% in 2Q19, attributed to a higher contribution from Interbank and Interseguro to IFS’ profits, in addition to lower tax-exempt profits from Inteligo.

Year-on-year performance

Profits increased 70.8% YoY mainly due to a reduction in adjustment of technical reserves at the insurance segment, explained by the effect of a one-time adjustment of S/ -144.8 million for the full adoption of new mortality tables in 2Q18, in addition to increases in net interest and similar income at Interbank, and in other income at both Interbank and Interseguro. Moreover, translation result changed from a negative figure in 2Q18 to positive in 2Q19, which also contributed to IFS’ net profit increase with respect to 2Q18. These effects were partially offset by higher impairment loss on loans at Interbank and other expenses across all subsidiaries.

Net interest and similar income increased 9.6% YoY, mainly driven by higher interest on loans and interest on due from banks and inter-bank funds at Interbank, partially offset by lower interest on investments at Interseguro and Inteligo.

Impairment loss on loans grew 71.4% YoY mainly explained by the effect associated with the release of provisions for construction sector exposures in 2Q18, in addition to a higher volume of credit card loans, all at Interbank. These effects were partially compensated by a release of provisions in payroll deduction loans.

Net fee income from financial services increased 1.1% YoY mainly due to an increase in commissions from credit card services and lower expenses related to the sale of insurance products at Interbank. These effects were partially offset by lower brokerage and custody service fees and product structuring activity at Inteligo.

Other income increased 72.4% YoY mainly explained by better results on sale of financial investments at Interseguro and Interbank. This was partially offset by negative mark-to-market valuations on Inteligo’s proprietary portfolio.

Total premiums earned minus claims and benefits at Interseguro increased S/ 106.8 million due to reductions of S/ 100.1 million in adjustment of technical reserves and S/ 2.9 million in net claims and benefits incurred, in addition to a S/ 3.9 million increase in net premiums.

Second Quarter 2019 Earnings Report	4

Other expenses increased across all subsidiaries, mainly at Interbank due to higher variable costs related to credit cards and IT services.

IFS effective tax rate decreased, from 35.5% in 2Q18 to 25.0% in 2Q19, due to a positive contribution from Interseguro to IFS’ profits.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interbank	285.6	299.7	300.2	0.2%	5.1%
Interseguro	-113.7	28.9	32.8	13.4%	n.m.
Inteligo	49.2	78.3	33.4	-57.4%	-32.2%
Corporate and eliminations	-16.2	-54.2	-16.3	-70.0%	0.5%

IFS profit for the period	204.9	352.7	350.1	-0.7%	70.8%

Second Quarter 2019 Earnings Report	5

Interbank

SUMMARY

Interbank’s profits reached S/ 300.2 million in 2Q19, relatively stable QoQ and an increase of S/ 14.6 million YoY. The quarterly result was mainly due to increases of S/ 46.7 million in net interest and similar income, and S/ 7.2 million in net fee income from financial services, offset by a S/ 37.8 million decrease in other income, as well as by growth of S/ 6.7 million in impairment loss on loans and S/ 5.0 million in other expenses. It is worth mentioning that the reduction in other income was mainly explained by the sale of Interfondos, our mutual funds subsidiary, to Inteligo Group in January 2019, which resulted in gains for S/ 52.6 million in 1Q19.

The annual increase in net profit was mainly a result of growth of S/ 85.4 million in net interest and similar income, S/ 27.5 million in other income and S/ 13.5 million in net fee income from financial services. Conversely, impairment loss on loans grew S/ 80.0 million and other expenses increased S/ 30.9 million. Furthermore, the effective tax rate was 26.4% in 2Q19, compared to 27.2% in 2Q18.

Interbank’s ROAE was 21.7% in 2Q19, lower than the 22.1% registered in 1Q19 and the 23.9% reported in 2Q18. However, it was higher than the 19.8% adjusted ROAE from the gain on sale of Interfondos in 1Q19.

Banking Segment’s P&L Statement
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar income	879.9	965.0	1,019.1	5.6%	15.8%
Interest and similar expenses	-261.0	-307.4	-314.9	2.4%	20.6%

Net interest and similar income	618.9	657.6	704.3	7.1%	13.8%
Impairment loss on loans, net of recoveries	-113.0	-186.3	-193.0	3.5%	70.8%
Recovery (loss) due to impairment of financial investments	0.1	-0.0	0.1	n.m.	n.m.

Net interest and similar income after impairment loss	506.0	471.2	511.4	8.5%	1.1%
Fee income from financial services, net	187.1	193.4	200.6	3.7%	7.2%
Other income	67.8	133.1	95.3	-28.3%	40.6%
Other expenses	-364.9	-390.8	-395.8	1.3%	8.5%

Income before translation result and income tax	396.1	406.9	411.5	1.1%	3.9%
Translation result	-3.5	0.2	-3.7	n.m.	3.8%
Income tax	-106.9	-107.4	-107.6	0.2%	0.7%

Profit for the period	285.6	299.7	300.2	0.2%	5.1%
ROAE	23.9%	22.1%	21.7%
Efficiency ratio(1)	40.7%	38.2%	39.1%
NIM	5.6%	5.5%	5.8%
NIM on loans	9.1%	8.6%	8.9%

(1)	Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income).

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 48,102.7 million as of June 30, 2019, an increase of 2.6% QoQ and 12.1% YoY.

Second Quarter 2019 Earnings Report	6

The quarterly growth in interest-earning assets was due to increases of 9.9% in cash and due from banks and inter-bank funds, and 1.7% in loans, partially offset by a decrease of 4.7% in financial investments. The growth in cash and due from banks and inter-bank funds was mainly explained by higher deposits at the Central Bank, while the reduction in financial investments was mainly a result of lower volumes of global bonds and corporate bonds.

The YoY increase in interest-earning assets was attributed to growth of 32.8% in cash and due from banks and inter-bank funds, and 12.6% in loans, partially offset by a reduction of 15.7% in financial investments. The increase in cash and due from banks and inter-bank funds was mainly due to higher deposits and reserves at the Central Bank, while the decrease in financial investments was mainly explained by lower volumes of global bonds, sovereign bonds and corporate bonds.

Interest-earning assets
S/ million	06.30.18	03.31.19	06.30.19	%chg 06.30.19/ 03.31.19	%chg 06.30.19/ 06.30.18
Cash and due from banks and inter-bank funds	7,627.6	9,217.9	10,131.0	9.9%	32.8%
Financial investments	6,232.7	5,511.4	5,254.5	-4.7%	-15.7%
Loans	29,058.3	32,159.2	32,717.3	1.7%	12.6%

Total Interest-earning assets	42,918.6	46,888.5	48,102.7	2.6%	12.1%

Loan portfolio
S/ million	06.30.18	03.31.19	06.30.19	%chg 06.30.19/ 03.31.19	%chg 06.30.19/ 06.30.18
Performing loans
Retail	15,304.1	17,205.6	17,958.8	4.4%	17.3%
Commercial	13,761.7	14,994.8	14,790.5	-1.4%	7.5%

Total Performing loans	29,065.8	32,200.5	32,749.3	1.7%	12.7%
Restructured and refinanced loans	238.2	213.7	211.1	-1.2%	-11.4%
Past due loans	819.5	867.2	906.1	4.5%	10.6%

Total gross loans	30,123.5	33,281.4	33,866.5	1.8%	12.4%
Add (less)
Accrued and deferred interest	208.3	273.8	262.5	-4.1%	26.0%
Impairment allowance for loans	-1,273.5	-1,396.1	-1,411.7	1.1%	10.9%

Total direct loans, net	29,058.3	32,159.2	32,717.3	1.7%	12.6%

Performing loans grew 1.7% QoQ due to a 4.4% increase in retail loans, partially offset by a slight 1.4% reduction in commercial loans.

Growth in retail loans was explained by increases of 5.3% in credit cards, 4.3% in other consumer loans and 3.7% in mortgages. Growth in other consumer loans was mainly explained by higher payroll deduction loans, cash loans and car loans, while the increase in mortgages was due to a higher demand in both traditional and MiVivienda products.

The quarterly decrease in commercial loans was due to lower short and medium-term loans, mostly in the corporate segment.

Performing loans grew 12.7% YoY due to increases of 17.3% in retail loans and 7.5% in commercial loans.

Second Quarter 2019 Earnings Report	7

The annual growth in retail loans was mainly due to increases of 24.6% in credit cards, 15.5% in other consumer loans and 13.6% in mortgages. Other consumer loans grew as a result of higher payroll deduction loans, cash loans and car loans; while mortgages increased due to a higher demand in traditional products.

The YoY increase in commercial loans was mainly explained by higher short and medium-term lending in the corporate and medium-enterprise segments, as well as higher leasing operations in the corporate segment.

Breakdown of retail loans
S/ million	06.30.18	03.31.19	06.30.19	%chg 06.30.19/ 03.31.19	%chg 06.30.19/ 06.30.18
Consumer loans:
Credit cards	4,330.9	5,125.0	5,396.9	5.3%	24.6%
Other consumer	5,209.9	5,769.5	6,016.6	4.3%	15.5%

Total consumer loans	9,540.7	10,894.6	11,413.6	4.8%	19.6%
Mortgages	5,763.3	6,311.1	6,545.3	3.7%	13.6%

Total retail loans	15,304.1	17,205.6	17,958.8	4.4%	17.3%

FUNDING STRUCTURE

Funding structure
S/ million	06.30.18	03.31.19	06.30.19	%chg 06.30.19/ 03.31.19	%chg 06.30.19/ 06.30.18
Deposits and obligations	28,995.0	32,561.7	33,112.4	1.7%	14.2%
Due to banks and correspondents and inter-bankfunds	4,272.7	3,512.6	4,312.9	22.8%	0.9%
Bonds, notes and other obligations	5,227.6	5,610.9	5,569.9	-0.7%	6.5%

Total	38,495.3	41,685.3	42,995.3	3.1%	11.7%
% of funding
Deposits and obligations	75.3%	78.1%	77.0%
Due to banks and correspondents and inter-bank funds	11.1%	8.4%	10.0%
Bonds, notes and other obligations	13.6%	13.5%	13.0%

Interbank’s total funding base increased 3.1% QoQ, above the performance of interest-earning assets. This was explained by increases in due to banks and correspondents and inter-bank funds, in addition to higher deposits and obligations, while bonds, notes and other obligations remained relatively stable. Growth in due to banks and correspondents and inter-bank funds was manly explained by higher long-term funding from the Central Bank. The increase in deposits and obligations was mainly due to growth of 13.8% in institutional deposits and 1.7% in retail deposits, partially offset by a 2.7% decrease in commercial deposits.

The bank’s total funding base increased 11.7% YoY, below the annual growth in interest-earning assets, and was mainly explained by growth of 14.2% in deposits and obligations, and 6.5% in bonds, notes and other obligations, while due to banks and correspondents and inter-bank funds remained relatively stable. The YoY growth in deposits and obligations was explained by increases of 15.8% in commercial deposits, 14.5% in retail deposits and 11.1% in institutional deposits.

Second Quarter 2019 Earnings Report	8

The annual increase in bonds, notes and other obligations was attributable to the following issuances in the local market in March 2019: (i) Certificates of Deposit for S/ 150 million due March 2020 and (ii) Corporate Bonds for S/ 150 million due March 2029.

As of June 30, 2019, the proportion of deposits and obligations to total funding was 77.0%, higher than the 75.3% reported as of June 30, 2018. Likewise, the proportion of institutional deposits to total deposits decreased from 17.9% as of June 30, 2018 to 17.4% as of June 30, 2019.

Breakdown of deposits
S/ million	06.30.18	03.31.19	06.30.19	%chg 06.30.19/ 03.31.19	%chg 06.30.19/ 06.30.18
By customer service:
Retail	12,992.6	14,626.0	14,878.8	1.7%	14.5%
Commercial	10,452.8	12,440.9	12,099.2	-2.7%	15.8%
Institutional	5,190.6	5,069.2	5,768.9	13.8%	11.1%
Other	359.0	425.6	365.5	-14.1%	1.8%

Total	28,995.0	32,561.7	33,112.4	1.7%	14.2%
By type:
Demand	9,030.9	10,779.4	10,342.2	-4.1%	14.5%
Savings	9,494.2	10,680.3	10,750.8	0.7%	13.2%
Time	10,464.3	11,087.6	12,013.5	8.4%	14.8%
Other	5.6	14.4	6.0	-58.1%	7.9%

Total	28,995.0	32,561.7	33,112.4	1.7%	14.2%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar income	879.9	965.0	1,019.1	5.6%	15.8%
Interest and similar expenses	-261.0	-307.4	-314.9	2.4%	20.6%

Net interest and similar income	618.9	657.6	704.3	7.1%	13.8%
NIM(1)	5.6%	5.5%	5.8%	30 bps	20 bps

(1) Annualized. Net interest and similar income / Average interest-earning assets.

Interest and similar income
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	8.7	25.2	29.3	16.2%	n.m.
Financial investments	62.4	51.8	58.9	13.8%	-5.6%
Loans	808.7	888.0	930.9	4.8%	15.1%

Total Interest and similar income	879.9	965.0	1,019.1	5.6%	15.8%

Average interest-earning assets	44,225.3	47,530.3	48,899.5	2.9%	10.6%
Average yield on assets (annualized)	8.0%	8.1%	8.3%	20 bps	30 bps

Second Quarter 2019 Earnings Report	9

Interest and similar expense
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar expense
Deposits and obligations	-131.9	-179.1	-173.9	-2.9%	31.8%
Due to banks and correspondents and inter-bank funds	-43.3	-39.0	-43.0	10.3%	-0.7%
Bonds, notes and other obligations	-85.8	-89.3	-98.0	9.7%	14.2%

Total Interest and similar expense	-261.0	-307.4	-314.9	2.4%	20.6%

Average interest-bearing liabilities	38,461.7	41,166.4	42,340.3	2.9%	10.1%
Average cost of funding (annualized)	2.7%	3.0%	3.0%	0 bps	30 bps

QoQ Performance

Net interest and similar income grew 7.1% QoQ due to a 5.6% increase in interest and similar income, partially offset by a 2.4% growth in interest and similar expense.

The higher interest and similar income was due to growth of 16.2% in interest on due from banks and inter-bank funds, 13.8% in interest on financial investments and 4.8% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 4.1 million, or 16.2% QoQ, explained by an 11.0% increase in the average volume, while the nominal average rate remained stable. The average volume grew due to higher balances of deposits and reserve requirements at the Central Bank, while the average rate sustained as higher returns on inter-bank funds were offset by lower returns on deposits at the Central Bank.

The increase in interest on financial investments was explained by a 70 basis point growth in the nominal average rate, partially offset by a 4.9% decrease in the average volume. The increase in the nominal average rate, from 3.7% in 1Q19 to 4.4% in 2Q19, was mainly a result of higher income from dividends received for shares owned on IFS, which are eliminated upon consolidation; while the reduction in the average volume was the result of lower investments in global and corporate bonds.

The higher in interest on loans was due to growth of 30 basis points in the average yield and 2.1% in the average loan portfolio.

The increase in the average rate, from 10.7% in 1Q19 to 11.0% in 2Q19, was mainly explained by yield growth of 30 basis points in retail loans and 10 basis points in commercial loans. The increase in retail loans was due to higher average rates on consumer loans, while mortgage rates declined. In the commercial portfolio, rates increased mainly as the result of higher yields on trade finance loans.

The higher average volume of loans was attributed to a growth of 4.2% in retail loans, as commercial loans remained relatively stable. In the retail portfolio, average volumes increased 5.1% in credit cards and 3.3% in both payroll loans and mortgages. The average volume of commercial loans remained relatively stable as decreases of 3.1% in leasing operations and 1.5% in short and medium-term loans were offset by a 4.8% growth in trade finance loans.

Second Quarter 2019 Earnings Report	10

The nominal average yield on interest-earning assets increased 20 basis points, from 8.1% in 1Q19 to 8.3% in 2Q19, as a result of higher returns on financial investments and loans.

Growth in interest and similar expenses was due to increases of 10.3% in interest on due to banks and correspondents, and 9.7% in interest on bonds, notes and other obligations, partially offset by a 2.9% reduction in interest on deposits and obligations.

The S/ 4.0 million, or 10.3% QoQ, increase in interest on due to banks and correspondents was the result of growth of 20 basis points in the nominal average cost and 4.6% in the average volume. The increase in the average cost was attributed to higher rates paid on funding provided by the Central Bank and COFIDE, while the higher average volume was explained by growth in funding provided by the Central Bank and inter-bank funds.

Interest on bonds, notes and other obligations grew S/ 8.7 million, or 9.7% QoQ, as a result of the issuances of senior bonds by the end of March 2019, whose quarterly interest was not recorded completely in 1Q19 as it was in 2Q19.

Interest on deposits and obligations decreased S/ 5.2 million, or 2.9% QoQ, due to a reduction of 10 basis points in the average cost, partially offset by a 2.9% growth in the average volume. The lower average cost was mainly a result of decreases in rates paid to institutional and commercial deposits, partially offset by a higher average cost of retail deposits. The higher average volume was explained by growth in commercial, institutional and retail deposits. By currency, average balances of dollar-denominated deposits grew 4.4% while average soles-denominated deposits increased 1.9%.

The average cost of funding remained stable QoQ, at 3.0%, as the lower cost on deposits offset the higher rates paid on due to banks and correspondents, and bonds, notes and other obligations.

As a result of the above, the net interest margin was 5.8% in 2Q19, 30 basis points above the 5.5% reported in 1Q19.

YoY Performance

Net interest and similar income grew 13.8% YoY due to a 15.8% increase in interest and similar income, partially offset by a 20.6% growth in interest and similar expense.

Growth in interest and similar income was mainly due to increases of more than three-fold in interest on due from banks and inter-bank funds, and 15.1% in interest on loans, partially offset by a 5.6% decrease in interest on financial investments.

Interest on due from banks and inter-bank funds grew S/ 20.6 million, explained by increases of 80 basis points in the nominal average rate and 14.9% in the average volume. The increase in the nominal average rate was due to higher returns on reserve funds at the Central Bank, as well as on inter-bank funds. The higher average volume was due to growth in deposits and reserve requirements at the Central Bank.

The increase in interest on loans was due to a 14.6% growth in the average volume of loans, while the average yield remained stable YoY, at 11.0%.

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The higher average volume of loans was attributed to growth of 17.2% in retail loans and 11.7% in commercial loans. In the retail portfolio, volumes increased 24.0% in credit cards, 14.3% in payroll loans and 13.3% in mortgages. In the commercial portfolio, the higher average volume was mainly due to increases of 14.4% in short and medium-term loans and 12.4% in trade finance loans, while leasing operations reduced 4.2%.

The average rate on loans remained stable as a 10 basis point increase in commercial loans was offset by a 20 basis point decrease in retail loans. The growth in commercial loans was mainly due to higher yields on trade finance loans, while the reduction in retail loans was due to lower average rates on consumer loans and mortgages.

The lower interest on financial investments was explained by a 14.3% reduction in the average volume, partially offset by a 40 basis point increase in the average rate, from 4.0% in 2Q18 to 4.4% in 2Q19. The decrease in the average volume was the result of lower balances of global bonds, sovereign bonds and CDBCR, while the increase in the average rate was due to higher returns on global bonds, corporate bonds from financial institutions and sovereign bonds.

The nominal average yield on interest-earning assets increased 30 basis points YoY, from 8.0% in 2Q18 to 8.3% in 2Q19, mainly explained by higher nominal average rates on due from banks and investments, as well as by a higher proportion of loans within interest-earning assets, since they contribute with a higher average yield than the rest of components, even if their nominal average rate remained stable when compared to 2Q18.

Growth in interest and similar expense was due to increases of 31.8% in interest on deposits and obligations, and 14.2% in interest on bonds, notes and other obligations; while interest on due to banks and correspondents remained relatively stable YoY.

Interest on deposits and obligations increased S/ 42.0 million, or 31.8% YoY, explained by growth of 30 basis points in the nominal average cost and 12.9% in the average volume. The increase in the average cost, from 1.8% in 2Q18 to 2.1% in 2Q19, was due to higher rates paid to institutional, commercial and retail deposits. The higher average volume was explained by growth in commercial, retail and institutional deposits. By currency, average balances of dollar-denominated deposits grew 14.0% while average soles-denominated deposits increased 12.2%.

Interest on bonds, notes and other obligations grew S/ 12.2 million, or 14.2% YoY, as a result of the issuances of senior bonds in March 2019, in addition to a 1.6% depreciation of the exchange rate with respect to 2Q18, which increased the value of bonds issued in dollars.

Interest on due to banks and correspondents remained relatively stable as a 6.4% reduction in the average volume was almost completely offset by a 30 basis point increase in the average cost.

The average cost of funds increased 30 basis points YoY, from 2.7% in 2Q18 to 3.0% in 2Q19, mainly due to the higher average costs of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 5.8% in 2Q19, 20 basis points higher than the 5.6% reported in 2Q18.

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IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 3.5% QoQ and 70.8% YoY. The quarterly increase was mainly due to higher requirements in credit cards and medium-sized companies, partially offset by a release of provisions in payroll deduction loans for S/ 38.8 million.

The YoY growth was mainly explained by a base effect associated with the release of provisions for construction sector exposures for S/ 62.9 million in 2Q18, in addition to a higher volume of credit card loans, which require the highest level of provisions among all products even at performing stages. These effects were partially compensated by the release of provisions in payroll deduction loans mentioned above.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 2.3% in 2Q19, in line with that reported in 1Q19 and higher than the 1.5% registered in 2Q18. However, excluding the release of provisions for payroll deduction loans in 2Q19 and for construction sector exposures in 2Q18, the annualized ratio of impairment loss on loans to average loans was 2.8% in 2Q19, compared to 2.4% in 2Q18.

Impairment loss on loans, net of recoveries
						%chg	%chg
S/ million	2Q18		1Q19	2Q19		QoQ	YoY
impairment loss on loans, net of recoveries	-113.0		-186.3	-193.0		3.5%	70.8%
Impairment loss on loans/average gross loans	1.5	%(1)	2.3%	2.3	%(2)	0 bps	80 bps
NPL ratio (at end of period)(3)	3.1%		2.9%	2.9%		0 bps	-20 bps
NPL coverage ratio (at end of period)	126.0%		131.4%	127.9%		-350 bps	190 bps
Impairment allowance for loans	1,273.5		1,396.1	1,411.7		1.1%	10.9%

(1)	Excluding the reversion of impairment loss on loans for construction sector exposures, cost of risk was 2.4% in 2Q18.
(2)	Excluding the reversion of impairment loss on loans for payroll deduction loans, cost of risk was 2.8% in 2Q19.
(3)	NPL ratio: Exposure under Stage 3 and refinanced loans / Total exposure (IFRS 9).

The NPL ratio remained stable QoQ, at 2.9%, yet it decreased 20 basis points YoY, as the result of improvements in NPLs in both retail and commercial loans. Additionally, the NPL coverage ratio was 127.9% as of June 30, 2019, lower than the 131.4% reported as of March 31, 2019, but higher than the 126.0% registered as of June 30, 2018. The quarterly reduction in impairment allowance for loans was mainly explained by the release of payroll deduction loan provisions, while the annual increase was mainly a result of higher provision requirements in credit cards.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 7.2 million QoQ, or 3.7%, mainly explained by growth of S/ 3.8 million in commissions from credit card services and S/ 3.0 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services.

Net fee income from financial services grew S/ 13.5 million YoY, or 7.2%, mainly due to an S/ 8.0 million increase in commissions from credit card services, in addition to lower expenses related to the sale of insurance products.

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Fee income from financial services, net
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Income
Commissions from credit card services	93.3	97.5	101.3	3.9%	8.5%
Commissions from banking services	76.6	76.5	77.1	0.8%	0.7%
Maintenance and mailing of accounts, transfer fees	58.4	57.1	60.1	5.4%	2.9%
and commissions on debit card services
Fees from indirect loans	16.3	13.8	14.3	3.5%	-12.2%
Collection services	9.8	9.9	10.1	2.2%	2.7%
Other	8.0	8.3	9.9	19.4%	24.1%

Total income	262.5	263.0	272.8	3.7%	3.9%
Expenses
Insurance	-35.1	-27.1	-23.9	-11.7%	-31.8%
Fees paid to foreign banks	-4.1	-3.7	-4.4	20.3%	7.6%
Other	-36.1	-38.9	-43.9	12.8%	21.5%

Total expenses	-75.3	-69.7	-72.2	3.7%	-4.1%

Fee income from financial services, net	187.1	193.4	200.6	3.7%	7.2%

OTHER INCOME

Other income decreased S/ 37.8 million QoQ mainly due to a base effect, explained by the S/ 52.6 million gain from the sale of Interfondos to Inteligo in 1Q19.

Other income grew S/ 27.5 million YoY mainly explained by an S/ 18.4 million net gain on sale of financial investments.

Other income
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Net gain on foreign exchange transactions	67.1	41.3	35.8	-13.3%	-46.6%
Net gain on sale of financial investments	0.0	11.5	18.4	59.3%	n.m.
Net gain (loss) on financial assets at fair value	-9.7	8.0	27.8	n.m.	n.m.
Other	10.4	72.2	13.3	-81.5%	28.8%

Total other income	67.8	133.1	95.3	-28.3%	40.6%

OTHER EXPENSES

Other expenses increased S/ 5.0 million QoQ, or 1.3%, and S/ 30.9 million YoY, or 8.5%. The quarterly increase was mainly due to higher administrative expenses related to IT services.

The annual growth in other expenses was explained by increases in variable costs related to credit cards and IT services. Furthermore, Interbank adopted IFRS 16 which modified the presentation of our operating leases, principally branches. In 2Q19, instead of recognizing an expense for rental of these leases, the bank recognized the associated depreciation. The impact of this change resulted in lower administrative expenses and higher depreciation and amortization totaling approximately S/ 18.8 million.

The efficiency ratio was 39.1% in 2Q19, compared to the 38.2% reported in 1Q19 and the 40.7% registered in 2Q18. However, excluding the gain from the sale of Interfondos for S/ 52.6 million in 1Q19, the efficiency ratio was 40.3% in 1Q19.

Second Quarter 2019 Earnings Report	14

Other expenses
					%chg	%chg
S/ million	2Q18	1Q19		2Q19	QoQ	YoY
Salaries and employee benefits	-156.1	-162.3		-163.6	0.8%	4.8%
Administrative expenses	-167.3	-157.9		-172.4	9.2%	3.1%
Depreciation and amortization	-32.2	-55.4		-54.8	-1.2%	69.9%
Other	-9.3	-15.3		-5.0	-67.2%	-45.9%

Total other expenses	-364.9	-390.8		-395.8	1.3%	8.5%
Efficiency ratio	40.7%	38.2	%(1)	39.1%	90 bps	-160 bps

(1)	Adjusting from the gain on sale of Interfondos, efficiency ratio was 40.3% in 1Q19.

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 16.1% as of June 30, 2019, lower than the 16.4% registered as of March 31, 2019 and the 16.7% reported as of June 30, 2018.

In 2Q19, regulatory capital decreased 0.6% QoQ, while RWA grew 1.6% mainly due to higher capital requirements for credit and market risks.

The annual reduction in the capital ratio was due to a 11.5% growth in RWA, partially offset by a 7.5% increase in regulatory capital. The YoY increase in RWA was mostly attributed to loan growth. The annual increase in regulatory capital was mainly a result of the addition of S/ 573.3 million in capital, reserves and earnings with capitalization agreement during the last twelve months.

It is worth mentioning that the SBS has initiated the implementation of an additional set of Basel III standards, in effect between 2017 and 2026. Among these, it stands out that there will be an annual 10% phase out of existing Tier I instruments, yet allowing its eligibility as Tier II capital. This is why, despite the annual increase in capital and reserves, S/ 63.3 million of the US$ 200.0 million junior subordinated bond issued in April 2010 no longer count as primary capital. As of June 30, 2019, 70.0% of this issuance was considered as primary capital, in line with the percentage registered as of March 31, 2019.

As of June 30, 2019, Interbank’s capital ratio of 16.1% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 11.6%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 1.6% as of June 30, 2019. Furthermore, Core Equity Tier 1 (CET1 as required by the Peruvian regulatory entity) as of June 30, 2019 increased 30 basis points YoY, to 10.6%, despite loan growth of 12.4% and RWA growth of 11.5% YoY.

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Regulatory capital
				%chg	%chg
				06.30.19/	06.30.19/
S/ million	06.30.18	03.31.19	06.30.19	03.31.19	06.30.18
Tier I capital	4,912.4	5,452.8	5,447.8	-0.1%	10.9%
Tier II capital	1,996.8	2,014.1	1,976.9	-1.8%	-1.0%

Total regulatory capital	6,909.2	7,466.9	7,424.8	-0.6%	7.5%
Risk-weighted assets	41,430.4	45,446.8	46,186.2	1.6%	11.5%
BIS ratio	16.7%	16.4%	16.1%	-30 bps	-60 bps
Tier I capital / risk-weighted assets	11.9%	12.0%	11.8%	-20 bps	-10 bps
CET1	10.3%	10.2%	10.6%	40 bps	30 bps

Second Quarter 2019 Earnings Report	16

Interseguro

SUMMARY

Interseguro’s profits reached S/ 32.8 million in 2Q19, an increase of S/ 3.9 million QoQ and S/ 146.5 million YoY.

The quarterly growth was mainly explained by a S/ 13.9 million increase in other income, partially offset by reductions of S/ 5.3 million in total premiums earned minus claims and benefits and S/ 3.4 million in net interest and similar income, as well as by a S/ 3.7 million growth in other expenses.

The annual increase in net profit was mainly a result of growth of S/ 106.8 million in total premiums earned minus claims and benefits, and S/ 38.1 million in other income, partially offset by a S/ 4.8 million decrease in net interest and similar income, in addition to a S/ 4.7 million increase in other expenses.

It is worth mentioning that the annual increase in total premiums earned minus claims and benefits was mainly explained by the effect related to a one-time adjustment of S/ -144.8 million in technical reserves in 2Q18, as a result of the full adoption of new mortality tables published in March 2018 by the Peruvian regulatory entity (Superintendencia de Banca y Seguros). Excluding such adjustment, net profit increased S/ 1.7 million YoY.

Interseguro’s ROAE was 13.6% in 2Q19, above the 12.8% reported in 1Q19, but below the 14.9% adjusted ROAE registered in 2Q18.

Insurance Segment’s P&L Statement
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Interest and similar income	157.5	156.8	152.2	-3.0%	-3.4%
Interest and similar expenses	-12.9	-13.6	-12.3	-9.6%	-4.6%

Net Interest and similar income	144.6	143.2	139.8	-2.3%	-3.3%
Recovery (loss) due to impairment of financial investments	1.7	2.4	0.4	-82.4%	-75.5%

Net Interest and similar income after impairment loss	146.3	145.5	140.2	-3.6%	-4.1%
Fee income from financial services, net	-0.8	-1.0	-1.0	-4.7%	25.3%
Other income	0.6	24.8	38.7	55.9%	n.m.
Total premiums earned minus claims and benefits	-186.2	-74.1	-79.4	7.2%	-57.3%
Net premiums	160.5	171.2	164.4	-4.0%	2.4%
Adjustment of technical reserves	-163.7	-73.3	-63.6	-13.2%	-61.2%
Net claims and benefits incurred	-183.1	-172.0	-180.2	4.8%	-1.6%
Other expenses	-69.7	-70.7	-74.4	5.2%	6.8%

Income before translation result and income tax	-109.8	24.6	24.2	-1.7%	n.m.
Translation result	-3.9	4.4	8.6	98.6%	n.m.
Income tax	—	—	—	n.m.	n.m.

Profit for the period	-113.7	28.9	32.8	13.4%	n.m.
ROAE	n.m.	12.8%	13.6%
Efficiency ratio(1)	24.7%	12.9%	13.8%

(1)

Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income + Net premiums earned).

Second Quarter 2019 Earnings Report	17

RESULTS FROM INVESTMENTS

Results from Investments (1)
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Interest and similar income	157.5	156.8	152.2	-3.0%	-3.4%
Interest and similar expenses	-2.7	-2.8	-2.0	-26.7%	-25.8%

Net interest and similar income	154.8	154.0	150.1	-2.5%	-3.0%
Recovery (loss) due to impairment of financial investments	1.7	2.4	0.4	-82.4%	-75.5%

Net Interest and similar income after impairment loss	156.5	156.4	150.5	-3.7%	-3.8%
Net gain (loss) on sale of financial investments	-3.7	-6.2	14.3	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	-18.5	15.5	-9.7	n.m.	-47.5%
Rental income	6.4	9.0	11.7	30.4%	84.2%
Gain on sale of investment property	—	—	-1.6	n.m.	n.m.
Valuation gain (loss) from investment property	11.5	1.3	20.7	n.m.	79.0%
Other(1)	-3.0	-3.2	-3.6	11.3%	19.1%

Other income	-7.3	16.5	31.8	93.4%	n.m.

Results from investments	149.2	172.8	182.4	5.5%	22.3%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 150.1 million in 2Q19, a decrease of S/ 3.9 million, or 2.5%, QoQ and S/ 4.7 million, or 3.0%, YoY.

The quarterly and annual decreases were explained by reductions in interest and similar income of S/ 4.6 million and S/ 5.3 million, respectively, attributed to a lower inflation rate that had a negative impact on returns of the fixed income portfolio. Additionally, certain accounting adjustments in certain fixed income securities explained the lower net interest and similar income related to investments.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments reached S/ 0.4 million in 2Q19, a decrease of S/ 2.0 million QoQ and S/ 1.3 million YoY. The quarterly decrease was mainly due to reductions in the amortized cost of non-investment grade instruments, while the annual reduction was mainly explained by lower reversal of provisions as certain impaired investments were sold in the interim period.

OTHER INCOME

Other income related to investments was S/ 31.8 million in 2Q19, an increase of S/ 15.3 million QoQ and S/ 39.1 million YoY.

The quarterly growth was mainly due to increases of S/ 20.5 million in net gain on sale of financial investments and S/ 19.4 million in valuation gain from investment property, partially offset by a negative reversion in net result on financial assets at fair value.

The annual increase was mainly explained by a positive reversion in net result on sale of financial investments, as well as growth of S/ 9.2 million in valuation gain from investment property and S/ 5.3 million in rental income, in addition to a lower net loss on financial assets at fair value.

Second Quarter 2019 Earnings Report	18

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Net premiums	160.5	171.2	164.4	-4.0%	2.4%
Adjustment of technical reserves	-163.7	-73.3	-63.6	-13.2%	-61.2%
Net claims and benefits incurred	-183.1	-172.0	-180.2	4.8%	-1.6%

Total premiums earned minus claims and benefits	-186.2	-74.1	-79.4	7.2%	-57.3%

Total premiums earned minus claims and benefits were S/ -79.4 million in 2Q19, a decrease of S/ 5.3 million QoQ, but an increase of S/ 106.8 million YoY.

The quarterly decrease was due to an S/ 8.2 million growth in net claims and benefits incurred, as well as a S/ 6.8 million reduction in net premiums, partially offset by a S/ 9.7 million decrease in adjustment of technical reserves.

The annual growth was explained by reductions of S/ 100.1 million in adjustment of technical reserves and S/ 2.9 million in net claims and benefits incurred, as well as a S/ 3.9 million increase in net premiums. The reduction in adjustment of technical reserves was a result of the effect of the adoption of new mortality tables.

NET PREMIUMS

Net Premiums by Business Line
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Annuities	66.1	80.9	75.7	-6.5%	14.6%
D&S	13.1	0.7	0.4	-34.2%	-96.7%
Individual Life	30.5	32.1	32.1	-0.3%	5.2%
Retail Insurance	50.9	57.5	56.2	-2.3%	10.3%

Net Premiums	160.5	171.2	164.4	-4.0%	2.4%

Net premiums was S/ 164.4 million in 2Q19, a 4.0% decrease QoQ and a 2.4% increase YoY.

The quarterly reduction was mainly explained by decreases of S/ 5.2 million in annuities and S/ 1.3 million in retail insurance, while individual life premiums remained stable.

The annual increase in net premiums was mainly due to growth of S/ 9.6 million in annuities, S/ 5.3 million in retail insurance and S/ 1.6 million in individual life, partially offset by a S/ 12.7 million decrease in disability and survivorship premiums due to the expiration of Seguros Sura’s disability and survivorship contract in December 2018.

Second Quarter 2019 Earnings Report	19

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Annuities	-151.2	-49.6	-39.9	-19.6%	-73.6%
Individual Life	-9.5	-21.9	-21.3	-3.0%	123.1%
Retail Insurance	-3.0	-1.7	-2.4	41.0%	-18.9%

Adjustment of technical reserves	-163.7	-73.3	-63.6	-13.2%	-61.2%

Adjustment of technical reserves was S/ 63.6 million in 2Q19, a decrease of S/ 9.7 million QoQ and S/ 100.1 million YoY.

The quarterly reduction was mainly due to a S/ 9.7 million decrease in annuities, while the annual decrease was explained by a reduction of S/ 111.3 million in annuities, partially offset by an S/ 11.8 million increase in individual life.

The annual reduction in adjustment of technical reserves for annuities was mainly explained by the effect related to a one-time adjustment of S/ -144.8 million in 2Q18, as a result of the full adoption of new mortality tables published in March 2018 by the Peruvian regulatory entity (Superintendencia de Banca y Seguros).

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line
				%chg	%chg
S/ million	2Q18	1Q19	2Q19	QoQ	YoY
Annuities	-156.3	-156.8	-162.2	3.5%	3.8%
D&S	-10.6	0.6	0.9	53.8%	n.m.
Individual Life	-1.2	0.8	-2.6	n.m.	107.3%
Retail Insurance	-14.9	-16.6	-16.4	-1.8%	9.5%

Net claims and benefits incurred	-183.1	-172.0	-180.2	4.8%	-1.6%

Net claims and benefits incurred reached S/ 180.2 million in 2Q19, an increase of S/ 8.2 million QoQ and a decrease of S/ 2.9 million YoY.

The quarterly growth was the result of increases of S/ 5.4 million in annuity benefits and S/ 3.4 million in individual life claims.

The annual reduction in net claims and benefits incurred was explained by an S/ 11.5 million decrease in disability and survivorship claims, associated with the expiration of Seguros Sura’s disability and survivorship contract in December 2018, partially offset by growth of S/ 5.9 million in annuity benefits, S/ 1.5 million in retail insurance claims and S/ 1.4 million in individual life claims.

Second Quarter 2019 Earnings Report	20

OTHER EXPENSES

Other Expenses
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Salaries and employee benefits	-19.0	-18.0	-18.1	0.8%	-4.5%
Administrative expenses	-11.2	-11.1	-13.4	21.0%	19.1%
Depreciation and amortization	-4.7	-5.0	-6.9	36.2%	46.4%
Expenses related to rental income	-1.0	-1.5	0.3	n.m.	n.m.
Other	-33.8	-35.1	-36.3	3.6%	7.6%

Other expenses	-69.7	-70.7	-74.4	5.2%	6.8%

Other expenses increased S/ 3.7 million QoQ, or 5.2%, and S/ 4.7 million YoY, or 6.8%.

The quarterly growth in other expenses was mainly attributed to increases of S/ 2.3 million in administrative expenses and S/ 1.9 million in depreciation and amortization, partially offset by a decrease of S/ 1.8 million in expenses related to rental income.

The annual increase in other expenses was mainly due to growth of S/ 2.2 million in administrative expenses and S/ 2.2 million in depreciation and amortization, partially offset by a decrease of S/ 1.3 million in expenses related to rental income.

Second Quarter 2019 Earnings Report	21

Inteligo

SUMMARY

Inteligo’s net profit in 2Q19 was S/ 33.4 million, a decrease of S/ 44.9 million, or 57.4%, QoQ and S/ 15.9 million, or 32.2%, YoY.

The main driver of these results was a reduction of 98.6% QoQ and 88.0% YoY in other income, as a consequence of the deterioration of investment portfolio valuations in the quarter.

On the commercial front, Inteligo’s prospecting process continued to show positive results in terms of new account openings and assets under management. Accordingly, Inteligo’s AUM grew 4.0% QoQ and 8.9% YoY as of June 30, 2019.

Inteligo’s ROAE was 16.8% in 2Q19, lower than the 38.1% reported in 1Q19 and the 26.3% registered in 2Q18.

Wealth Management Segment’s P&L Statement
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar income	40.0	45.6	38.9	-14.6%	-2.7%
Interest and similar expenses	-10.8	-14.9	-14.4	-2.9%	33.4%

Net interest and similar income	29.2	30.7	24.5	-20.2%	-16.1%
Impairment loss on loans, net of recoveries	0.4	-0.1	0.0	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	-0.5	-0.5	0.3	n.m.	n.m.

Net interest and similar income after impairment loss	29.1	30.2	24.8	-17.7%	-14.6%
Fee income from financial services, net	42.6	38.9	37.1	-4.6%	-12.9%
Other income	4.2	36.8	0.5	-98.6%	-88.0%
Other expenses	-24.6	-26.9	-28.7	6.6%	16.5%

Income before translation result and income tax	51.3	79.0	33.8	-57.2%	-34.1%
Translation result	-0.9	0.7	1.6	n.m.	n.m.
Income tax	-1.2	-1.4	-2.1	45.8%	72.8%

Profit for the period	49.2	78.3	33.4	-57.4%	-32.2%
ROAE	26.3%	38.1%	16.8%
Efficiency ratio(1)	34.9%	25.2%	45.9%

(1)	Efficiency ratio is defined as (Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest and similar income + Fee income + Other income).

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 18,479.4 million as of June 30, 2019, an increase of S/ 710.4 million, or 4.0%, QoQ and S/ 1,510.6 million, or 8.9%, YoY, mostly due to new account openings, generating an influx of funds as a result of a strengthened prospecting and client conversion strategies at Inteligo.

Client deposits reached S/ 2,474.9 million as of June 30, 2019, a S/ 58.2 million, or 2.3%, decrease QoQ, but a S/ 374.4 million, or 17.8%, increase YoY. The annual growth was mainly generated by funding obtained from new account openings.

Second Quarter 2019 Earnings Report	22

NET INTEREST AND SIMILAR INCOME

Net interest and similar income
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	1.3	2.1	2.1	-0.4%	60.6%
Financial Investments	22.6	25.3	18.8	-25.7%	-16.6%
Loans	16.2	18.2	18.1	-0.6%	11.5%
Total interest and similar income	40.0	45.6	38.9	-14.6%	-2.7%

Interest and similar expenses
Deposits and obligations	-9.3	-11.5	-11.3	-2.0%	21.1%
Due to banks and correspondents	-1.5	-3.4	-3.2	-6.1%	n.m.

Total interest and similar expenses	-10.8	-14.9	-14.4	-2.9%	33.4%
Net interest and similar income	29.2	30.7	24.5	-20.2%	-16.1%

Inteligo’s net interest and similar income in 2Q19 was S/ 24.5 million, a S/ 6.2 million, or 20.2%, decrease when compared with 1Q19, explained by lower dividend distributions from portfolio investments in 2Q19.

Net interest and similar income decreased S/ 4.7 million, or 16.1%, YoY. This reduction was a consequence of portfolio rebalancing strategies implemented during 2Q19.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Income
Brokerage and custody services	4.1	3.9	3.4	-13.3%	-18.1%
Funds management	39.0	35.4	34.3	-3.0%	-12.0%

Total income	43.1	39.3	37.7	-4.0%	-12.6%
Expenses
Brokerage and custody services	-0.4	-0.2	-0.4	85.6%	0.6%
Others	-0.1	-0.1	-0.2	13.1%	50.2%

Total expenses	-0.5	-0.4	-0.6	59.2%	10.0%
Fee income from financial services, net	42.6	38.9	37.1	-4.6%	-12.9%

Net fee income from financial services was S/ 37.1 million in 2Q19, a decrease of S/ 1.8 million, or 4.6%, compared to the previous quarter. On a yearly basis, net fee income from financial services decreased S/ 5.5 million, or 12.9%. The quarterly and annual decreases were explained by lower brokerage and custody service fees amid higher price volatility in global markets, as well as lower product structuring activity during the quarter.

Second Quarter 2019 Earnings Report	23

OTHER INCOME

Other income
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.2	24.5	13.5	-44.8%	n.m.
Net trading gain (loss)	7.2	14.8	-13.1	n.m.	n.m.
Other	-3.2	-2.5	0.1	n.m.	n.m.

Total other income	4.2	36.8	0.5	-98.6%	-88.0%

Other income reached S/ 0.5 million in 2Q19, a decrease of S/ 36.3 million QoQ and S/ 3.7 million YoY, attributable to negative mark-to-market valuations on Inteligo’s proprietary portfolio during 2Q19.

OTHER EXPENSES

Other expenses
S/ million	2Q18	1Q19	2Q19	%chg QoQ	%chg YoY
Salaries and employee benefits	-13.9	-15.1	-15.2	0.4%	8.8%
Administrative expenses	-10.4	-9.2	-9.5	2.4%	-8.6%
Depreciation and amortization	-2.2	-2.5	-3.9	56.3%	73.1%
Other	1.9	-0.1	-0.2	n.m.	n.m.

Total other expenses	-24.6	-26.9	-28.7	6.6%	16.5%
Efficiency ratio	34.9%	25.2%	45.9%

Other expenses reached S/ 28.7 million in 2Q19, an increase of S/ 1.8 million, or 6.6%, QoQ and S/ 4.1 million, or 16.5%, YoY. The increase in non-core expenses for the period was related to one-off legal expenses.

Second Quarter 2019 Earnings Report	24

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated financial statements as of June 30, 2019, December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated financial statements as of June 30, 2019, December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statements of financial position	3

Interim condensed consolidated statements of income	4

Interim condensed consolidated statements of other comprehensive income	5

Interim condensed consolidated statements of changes in equity	6

Interim condensed consolidated statements of cash flows	7

Notes to the interim condensed consolidated financial statements	9

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated statements of financial position

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	Note	As of June 30, 2019	As of December 31, 2018
		S/(000)	S/(000)
Assets
Cash and due from banks	3
Non-interest bearing		2,655,929	3,102,250
Interest bearing		6,525,301	3,991,629
Restricted funds		1,411,593	1,286,532

		10,592,823	8,380,411
Inter-bank funds		230,137	495,037
Financial investments	4	17,835,546	17,629,445
Loans, net	5
Loans, net of unearned interest		35,646,972	34,325,721
Impairment allowance for loans		(1,411,861)	(1,364,804)

		34,235,111	32,960,917
Investment property	6	999,773	986,538
Property, furniture and equipment, net	2(c)	900,238	622,525
Due from customers on acceptances		57,685	132,961
Intangibles and goodwill, net		955,864	954,546
Accounts receivable and other assets, net	7	1,298,747	1,502,554
Deferred Income Tax asset, net		66,313	79,475

Total assets		67,172,237	63,744,409

	Note	As of June 30, 2019	As of December 31, 2018
		S/(000)	S/(000)
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		5,402,453	5,321,025
Interest bearing		29,971,323	28,360,925

		35,373,776	33,681,950
Inter-bank funds		50,013	—
Due to banks and correspondents	9	4,596,947	4,293,361
Bonds, notes and other obligations	10	6,606,219	6,496,778
Due from customers on acceptances		57,685	132,961
Insurance contract liabilities	11	10,935,092	10,300,468
Accounts payable, provisions and other liabilities	7	2,109,272	1,750,363
Deferred Income Tax liability, net		—	52

Total liabilities		59,729,004	56,655,933
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		963,446	963,446
Treasury stock		(208,178)	(208,178)
Capital surplus		268,077	268,077
Reserves		4,700,000	4,700,000
Unrealized results, net		414,304	121,686
Retained earnings		1,263,576	1,203,043

		7,401,225	7,048,074
Non-controlling interest		42,008	40,402

Total equity, net		7,443,233	7,088,476

Total liabilities and equity, net		67,172,237	63,744,409

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated statements of income

For the six-month periods ended June 30, 2019 and 2018

	Note	2019	2018
		S/(000)	S/(000)
Interest and similar income	14	2,368,471	2,106,457
Interest and similar expenses	14	(678,134)	(552,922)

Net interest and similar income		1,690,337	1,553,535
Impairment loss on loans, net of recoveries	5(c)	(379,355)	(285,458)
Impairment recovery on financial investments	4(c)	2,674	3,558

Net interest and similar income after impairment loss		1,313,656	1,271,635
Fee income from financial services, net	15	445,713	436,973
Net gain on foreign exchange transactions		77,125	107,972
Net gain on sale of financial investments		76,121	21,754
Net gains on financial assets at fair value through profit or loss		39,611	(4,191)
Net gain on investment property	6(b)	43,278	22,101
Other income	16	32,113	24,290

		713,961	608,899

Insurance premiums and claims
Net premiums earned	17	198,740	93,137
Net claims and benefits incurred for life insurance contracts and others		(352,250)	(358,215)

		(153,510)	(265,078)

Other expenses
Salaries and employee benefits		(392,272)	(370,873)
Administrative expenses		(371,387)	(368,576)
Depreciation and amortization		(128,181)	(77,724)
Other expenses	16	(74,576)	(77,379)

		(966,416)	(894,552)

Income before translation result and Income Tax		907,691	720,904
Translation result		22,005	(7,915)
Income Tax	13(c)	(226,858)	(218,073)

Net profit for the period		702,838	494,916

Attributable to:
IFS’s shareholders		698,516	491,313
Non-controlling interest		4,322	3,603

		702,838	494,916

Earnings per share attributable to IFS’s shareholders (stated in Soles)	18	6.310	4.459

Weighted average number of outstanding shares (in thousands)	18	110,692	110,190

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the six-month periods ended June 30, 2019 and 2018

	2019	2018
	S/(000)	S/(000)
Net profit for the period	702,838	494,916
Other comprehensive income that will not be reclassified to the consolidated income statements in subsequent periods:
Net movement of equity instruments at fair value through other comprehensive income	80,853	671
Income Tax	(212)	6,275

Total gains that will not be reclassified to the consolidated income statements in subsequent periods	80,641	6,946

Other comprehensive income to be reclassified to the consolidated income statements in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	920,120	(478,150)
Income Tax	(7,242)	(262)

	912,878	(478,412)
Insurance premiums reserve	(676,231)	869,403

Net movement of cash flow hedges	(7,705)	4,429
Income Tax	3,012	(1,262)

	(4,693)	3,167
Translation of foreign operations	(19,219)	5,697

Total unrealized gain to be reclassified to the consolidated income statements in subsequent periods	212,735	399,855

Total other comprehensive income for the period, net of Income Tax	996,214	901,717

Attributable to:
IFS’s shareholders	991,134	898,305
Non-controlling interest	5,080	3,412

	996,214	901,717

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2019 and 2018

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated income statements	Instruments that will be reclassified to the consolidated income statements
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018 (Restated, Note 2.2)	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	491,313	491,313	3,603	494,916
Other comprehensive income	—	—	—	—	—	—	7,500	(477,327)	867,976	3,146	5,697	—	406,992	(191)	406,801

Total other comprehensive income	—	—	—	—	—	—	7,500	(477,327)	867,976	3,146	5,697	491,313	898,305	3,412	901,717
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,196)	(3,196)
Transfer from Retained earnings to Reserves	—	—	—	—	—	1,000,000	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 12(c)	—	3,010	—	259,022	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Others	—	—	—	—	—	—	—	—	—	—	—	(13,401)	(13,401)	(151)	(13,552)

Balance as of June 30, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	113,119	(238,979)	192,881	3,110	82,091	607,575	6,483,142	36,770	6,519,912

Balance as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	698,516	698,516	4,322	702,838
Other comprehensive income	—	—	—	—	—	—	80,559	911,042	(675,121)	(4,643)	(19,219)	—	292,618	758	293,376

Total other comprehensive income	—	—	—	—	—	—	80,559	911,042	(675,121)	(4,643)	(19,219)	698,516	991,134	5,080	996,214
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,455)	(3,455)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	5,059	5,059	(99)	4,960

Balance as of June 30, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	228,113	678,705	(599,546)	23,268	83,764	1,263,576	7,401,225	42,008	7,443,233

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2019 and 2018

	2019	2018
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	702,838	494,916
Plus (minus)
Impairment loss on loans, net of recoveries	379,355	285,458
Impairment recovery on financial investments	(2,674)	(3,558)
Depreciation and amortization	128,181	77,724
Provision for sundry risks	1,703	2,452
Deferred Income Tax	6,942	37,533
Net gain on sale of financial investments	(76,121)	(21,754)
Net (gain) loss of financial assets at fair value through profit or loss	(39,611)	4,191
Net gain for the valuation of investment property	(21,981)	(6,432)
Translation result	(22,005)	7,915
Net loss (gain) on sale of investment property	1,556	(1,559)
Decrease (increase) in accrued interest receivable	979	(38,729)
Increase in accrued interest payable	40,984	24,099
Net changes in assets and liabilities
Net increase in loans	(1,646,799)	(2,466,800)
Increase in accounts receivable and other assets, net	(19,631)	(185,703)
Net (increase) decrease in restricted funds	(119,836)	480,241
Increase (decrease) in deposits and obligations	1,646,516	(1,699,478)
Increase (decrease) in due to banks and correspondents	295,859	(130,965)
Increase (decrease) in accounts payable, provisions and other liabilities	114,569	(495,824)
Decrease (increase) of investments at fair value through profit or loss	251,624	(269,209)

Net cash provided by (used in) operating activities	1,622,448	(3,905,482)

Interim condensed consolidated statements of cash flows (continued)

	2019	2018
	S/(000)	S/(000)
Cash flows from investing activities
Net sale (purchase) of financial investments	674,993	(139,314)
Purchase of property, furniture and equipment	(26,633)	(14,737)
Purchase of intangible assets	(57,720)	(46,573)
Net purchase of investment property	8,746	159,422

Net cash provided by (used in) investing activities	599,386	(41,202)

Cash flows from financing activities
Dividends payed	(654,464)	(510,688)
Increase of bonds, notes and other obligations	245,572	637,290
Net decrease in receivable inter-bank funds	264,900	171,678
Net increase in payable inter-bank funds	50,013	281,157
Sale of treasury stock, net	—	383,589
Dividend payments to non-controlling interest	(3,455)	(3,196)
Lease payments	(63,457)	(16,434)

Net cash (used in) provided by financing activities	(160,891)	943,396

Net increase (decrease) in cash and cash equivalents	2,060,943	(3,003,288)
Gain (loss) from translation result on cash and cash equivalents	25,683	(9,881)
Cash and cash equivalents at the beginning of the period	7,087,062	9,225,617

Cash and cash equivalents at the end of the period, Note 3	9,173,688	6,212,448

Supplementary cash flow information:
Cash paid during the period for
Interest	682,809	534,681
Cash received during the period from
Interest	2,326,534	2,050,510

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Notes to the interim condensed consolidated financial statements

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

1.	Business activity and business combination

(a)	Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”) is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding company incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2019, and December 31, 2018, Intercorp Perú holds directly and indirectly 76.46 percent, of IFS’s capital stock, equivalent 75.94 percent of IFS’s outstanding capital stock.

As indicated on further detail in Note 25, as a result of the Initial Public Offering made by IFS in July 2019, the ownership of Intercorp Peru Ltd. decreased to 70.62 percent of IFS’s issued and outstanding capital stock.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”). As of December 31, 2018, IFS holds 99.30 percent of the capital stock of Interbank, 99.84 percent of the capital stock of Interseguro, 100 percent of the capital stock of Inteligo and 99.42 percent of the capital stock of Hipotecaria Sura Empresa Administradora Hipotecaria S.A. (henceforth “Hipotecaria Sura”). Interbank and Interseguro operate in Peru, while Inteligo and its Subsidiaries (Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) operate in Peru and Panama. Hipotecaria Sura was liquidated on February 20, 2019.

The interim condensed consolidated financial statements of IFS and Subsidiaries as of June 30, 2019, and for the six-month periods then ended were approved by the Board of Directors held on August 12, 2019.

(b)	Business combinations

In May 2017, IFS entered into an agreement with Sura Asset Management S.A. (Colombia), Sura Asset Management Perú S.A. (Peru) and Grupo Wiese (Peru) for the purchase of shares, which resulted in the direct and indirect acquisition of up to 100 percent of Seguros Sura S.A. (henceforth “Seguros Sura”) and up to 100 percent of Hipotecaria Sura. The acquisition was approved by Peru’s Superintendence of Banking, Insurance and Private Pension Funds Administrators (henceforth “SBS”, by its Spanish acronym) on September 28, 2017.

As a consequence, in November 2017, IFS acquired directly and indirectly 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock.

The price of the overall transaction was US$275,865,000 (equivalent to approximately S/891,911,000).

Notes to the interim condensed consolidated financial statements (continued)

In accordance with the legal regulations in force in Peru, the SBS granted a six-month deadline to complete the merger between Interseguro and Seguros Sura as from the date of its approval of the acquisition. In this sense, Interseguro merged with Seguro Sura on March 31, 2018, date on which Seguros Sura transferred all its assets and liabilities to the absorbing company, extinguishing after completing this merger process without having to liquidate.

The acquisitions were recorded in accordance with the “Acquisition method” established by IFRS 3 “Business Combinations”. The costs related to the acquisition, amounting to S/7,863,000, were registered as an expense at the date of adquisition.

The following are the fair values of the entities acquired:

Fair value of the acquired entities
S/(000)
Seguros Sura S.A.
Assets	5,543,147
Liabilities	(5,287,650)
Hipotecaria Sura S.A.
Assets	12,560
Liabilities	(2,452)

Total net assets identified	265,605
Non-controlling interest – proportionate share of the acquired entities’ net assets	(1,912)
Goodwill	628,218

Consideration transferred	891,911

The net cash flow used in the acquisition is presented below:

S/(000)
Consideration transferred	891,911
Cash and due from banks of the acquired entities	(239,247)
Transaction cost of the acquisition	7,863

660,527

The goodwill represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The net assets recognized in the consolidated financial statements of IFS at the acquisition date were based on a preliminary fair value assessment. During 2018, Management completed the review of the fair value estimate of insurance contracts liabilities as of the acquisition date and, as consequence, the net identifiable assets were modified. Amendments were therefore made to the net identifiable assets, as detailed below:

	Preliminary balance	Amendment	Amended balance
	S/(000)	S/(000)	S/(000)
Insurance contracts liabilities	(5,210,487)	195,339	(5,015,148)
Goodwill	628,218	(195,339)	432,879

Notes to the interim condensed consolidated financial statements (continued)

2.	Significant accounting policies

(a)	Basis of presentation and use of estimates

The interim condensed consolidated financial statements as of June 30, 2019, and for the six-month periods ended June 30, 2019 and 2018 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2018 and 2017, and as of January 1, 2017 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim condensed consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim condensed consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim condensed consolidated financial statements, in conformity with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim condensed consolidated financial statements.

Estimates and criteria are continually assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim condensed consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

Regarding the liabilities for insurance contracts, in the second quarter of 2018, the Group made the following changes in its accounting estimates related to the determination of these liabilities:

(i)	Adoption of new mortality tables (SPP 2017)

Through SBS Resolution No.886-2018 dated March 7, 2018, the SBS published the new Peruvian mortality and morbidity tables “SPP-S-2017” and “SPP-I-2017” (for men and women) to be used in mathematical reserve calculations of pensions from the Private Pension System (“SPP”, by its Spanish acronym) and the Complementary Insurance of Hazardous Work. These tables gather updated information from Peru’s SPP and show the recent changes in life expectancy. From June 1, 2018, the Group decided to use these new tables for its pension reserve calculation.

Notes to the interim condensed consolidated financial statements (continued)

(ii)	Changes in the assumptions used in calculating interest rates to discount pension reserves

Until May 31, 2018, in order to discount claim reserves, Interseguro used the average market rate of its financial assets portfolio for the matching currency pension flows and a reinvestment rate of 3 percent for non-matching currency pension flows. From the second quarter 2018, Interseguro modified the estimation of these assumptions, using the risk-free rate due to the currency of Peruvian government’s sovereign yield curves plus an illiquidity premium as a portion of the corporate bonds spread that is not related to loss given default or the cost of credit rating downgrade. These corporate bonds spread is calculated based on the performance of the asset portfolio designated by Interseguro to cover its pension obligations.

In accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” and since the changes above result from new information or events and are not error corrections nor related to previous periods, they are considered changes in accounting estimations and the effects were recognized prospectively and included in the interim condensed consolidated income statements for:

(i)	The period in which a change occurs, if it affects only such period; or

(ii)	The period in which a change occurs and future periods, if it affects all of them.

As a consequence, Management considers that the changes in the mortality and morbidity tables and in the method for determining the discount interest rate reflect a better accounting estimation of insurance contracts liabilities; see Note 4.6 (a) and (b) of the Annual Consolidated Financial Statements. These changes in accounting estimates were recorded during the second quarter of 2018.

(b)	Change in accounting policy

As of December 31, 2017, the Subsidiary Interseguro recognized in its income statements the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variations in the market interest rates used to discount these liabilities. In the first quarter of 2018, Management decided to modify its accounting policy in order to show the effect of the change in market interest rates on the interim condensed consolidated statements of other comprehensive income. This change was made to reduce volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supporting such insurance liabilities are measured at fair value through other comprehensive income. According to IAS 8, as the aforementioned change constitutes a voluntary change in the accounting policy of the Company and, in compliance with said the standard, was applied retrospectively, see Note 4.2.1 of the Annual Consolidated Financial Statements.

(c)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

The Group has adopted, for the first time, IFRS 16 “Leases” and, as required by IAS 34, the nature and effect of these changes are disclosed below:

Notes to the interim condensed consolidated financial statements (continued)

•	IFRS 16 “Leases”

IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement Contains a Lease”, SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from the one under IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

As permitted by the transitional provisions of IFRS 16, the Group elected to apply the modified retrospective approach and has not restated figures from previous periods. Under this method, the Group recognizes lease liabilities for an amount equivalent to the current values of future payments agreed as of January 1, 2019. The Group also chose to use the recognition exemptions for lease contracts that, at the commencement date, corresponded to low-value assets.

The effect of adoption IFRS 16 as of January 1, 2019, is as follows:

S/(000)
Assets
Property, furniture and equipment (Right-of-use-assets)	341,746
Liabilities
Accounts payable, provisions and other liabilities (Lease liabilities)	341,746

The first adoption of IFRS 16 has not had impact neither on the interim condensed consolidated statements of income nor on the interim condensed consolidated statements of changes in the Group’s equity as of January 1, 2019.

(c.1)	Nature of the effect of adoption of IFRS 16

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the fair value of the inception date of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under the captions “Deferred charges” and Other accounts payable, respectively. Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

Notes to the interim condensed consolidated financial statements (continued)

•	Leases previously classified as finance leases

The Group did not change the initial amounts of recognized assets and liabilities at the date of initial adoption for leases previously classified as finance leases (i.e., the right-of-use-assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from January 1, 2019.

•	Leases previously classified as operating leases

The Group recognized right-of-use-assets and lease liabilities for leases previously classified as operating leases, except for leases of low-value assets. The right-of-use-assets for most leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized: Lease liabilities were recognized based on the present value of the remaining lease payments, discounted by using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.

•	Applied the exemption to leases of low-value assets at the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

The leases liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

S/(000)
Operating lease commitments as of December 31, 2018	508,085
Weighted average incremental borrowing rate as of January 1, 2019	5.58%
Discounted operating lease commitments as of January 1, 2019	341,749
Minus:
Commitments relating to leases of low-value assets	(3)

Lease liabilities as of January 1, 2019	341,746

Notes to the interim condensed consolidated financial statements (continued)

(c.2)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use-assets

The Group recognizes right-of-use-assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use-assets are measured at cost, minus any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use-assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use-assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use-assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate it. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Leases and leases of low-value assets

The Group applies the lease of low-value assets recognition exemption to leases of small items of office furniture. Lease payments and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Notes to the interim condensed consolidated financial statements (continued)

The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal the lease. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group includes the renewal period as part of the lease term for leases, if it is appropriate, based on the paragraphs described above.

(c.3)	Amounts recognized in the statements of financial position and interim condensed consolidated statements of income

Set out below, are the carrying amounts of the Group’s right-of-use-assets and lease liabilities and the movements during the period:

	Right-of-use-assets
	Land	Buildings and facilities	Furniture and equipment	Total	Lease liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of January 1, 2019	56,657	285,089	—	341,746	341,746
Additions	—	11,309	2,292	13,601	14,317
Disposals and/or sales	—	(28,547)	—	(28,547)	(28,583)
Depreciation expense	(1,850)	(36,601)	(191)	(38,642)	—
Interest expense	—	—	—	—	5,843
Payments	—	—	—	—	(43,706)

As of June 30, 2019	54,807	231,250	2,101	288,158	289,617

•	Interpretation of IFRIC 23 “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting for income tax when tax treatments involve uncertainty that affects the application of IAS 12 “Income Taxes”. The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	How an entity considers changes in facts and circumstances.

Notes to the interim condensed consolidated financial statements (continued)

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance (retirement, disability and survival pensions) and annuities from the Private Pension Funds Administration System – see Note 13(a), the Group applied the interpretation from the entry into force; however, as a result of the evaluation made, Management concluded that this interpretation has not affected the interim condensed consolidated financial statements.

•	Amendments to IFRS 9 “Financial Instruments”: Prepayment features with negative compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no significant impact on the interim condensed consolidated financial statements of the Group.

•	Amendments to IAS 19 “Employee Benefits”: Plan amendment, curtailment or settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the cost of current services for the remainder of the period after the plan amendment, curtailment or settlement.

The amendments had no impact on the interim condensed consolidated financial statements of the Group as it does not maintain defined benefit plans.

•	Amendments to IAS 28 “Investments in Associates and Joint Ventures”: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28.

These amendments had no impact on the interim condensed consolidated financial statements as the Group does not have long-term interests in associates and joint ventures.

Notes to the interim condensed consolidated financial statements (continued)

•	Annual improvements 2015 – 2017 cycle

•

IFRS 3 “Business Combinations”, the amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

These amendments had no impact on the interim condensed consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•

IFRS 11 “Joint Arrangements”, a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined by IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

These amendments had no impact on the interim condensed consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•

IAS 12 “Income Taxes”, the amendments clarify that the income tax effects of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes the income tax effects of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. When an entity first adopts those amendments, it applies them to the income tax effects of dividends recognized on or after the beginning of the earliest comparative period.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax – see Note 13(a), legal entities or natural persons not domiciled in Peru are subject to an additional tax on dividends received from entities domiciled in Peru. In this regard, since the Company controls the Subsidiaries that distribute the dividends, it recognizes the amount of the Income Tax as an expense of the year to which these dividends correspond. Since the Group´s currect practice is in line with these amendments, they had no impact on the interim condensed consolidated financial statements of the Group.

Notes to the interim condensed consolidated financial statements (continued)

•

IAS 23 “Borrowing Costs”, the amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first adopts those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

These modifications had no impact on the Group’s interim condensed consolidated financial statements because they do not develop qualified assets or obtain financing for these purposes.

(d)	Basis of consolidation

There were no changes in the composition of IFS in the period. The interim condensed consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its Subsidiaries is described in Note 4.3 to the Annual Consolidated Financial Statements.

As described in Note 34 to the Annual Consolidated Financial Statements, in January 2019, Interbank sold Interfondos S.A., Sociedad Administradora de Fondos (henceforth “Interfondos”) to Inteligo Perú Holding S.A.C.. Such transaction was eliminated for accounting consolidation purposes, so it had no impact on the accompanying interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements (continued)

3.	Cash and due from banks

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Cash and clearing	1,681,356	1,860,442
Deposits in the Central Reserve Bank of Peru – BCRP	6,080,478	3,639,927
Deposits in banks	1,411,854	1,586,693
Accrued interest	7,542	6,817

	9,181,230	7,093,879
Restricted funds (b)	1,411,593	1,286,532

Total	10,592,823	8,380,411

(b)	The Group maintains restricted funds related to:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	1,329,695	1,189,454
Derivative financial instruments	77,494	92,456
Others	4,404	4,622

Total	1,411,593	1,286,532

(*)

As of June 30, 2019, correspond to deposits maintained in the BCRP which guarantee repurchase agreements amounting to S/1,340,200,000 (guaranteed repurchase agreements amounting to S/1,154,500,000 as of December 31, 2018), see Note 9(a).

Cash and cash equivalents presented in the interim condensed consolidated statements of cash flows exclude the restricted funds and accrued interest.

Notes to the interim condensed consolidated financial statements (continued)

4.	Financial investments

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b)	13,506,243	13,143,526
Investments at amortized cost (e)	1,831,238	1,843,944
Investments at fair value through profit or loss (d)	1,334,336	1,571,468
Equity instruments measured at fair value through other comprehensive income (f)	950,549	845,317

Total financial investments	17,622,366	17,404,255

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	176,992	185,067
Investments at amortized cost (e)	36,188	40,123

Total	17,835,546	17,629,445

Notes to the interim condensed consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2019
Corporate, leasing and subordinated bonds (*)	7,695,006	436,253	(35,190)	8,096,069	Jul-19 / Jan-114	1.96	9.33	2.76	10.73
Peruvian Sovereign Bonds	2,637,515	232,175	—	2,869,690	Aug-20 / Feb-55	1.92	8.19	—	—
Negotiable Certificates of Deposit issued by BCRP (**)	1,618,515	1,174	(85)	1,619,604	Jul-19 / Aug-20	2.57	2.62	—	—
Bonds guaranteed by the Peruvian Government	703,498	28,176	(1,849)	729,825	Oct-24 / Jul -34	4.10	6.01	4.41	6.60
United States of America Treasury Bonds	32,868	2	—	32,870	Jul-19 / Jul-19	—	—	1.82	1.82
Global Bonds of the Republic of Colombia	127,994	1,032	—	129,026	Jul-21 / Feb-24	—	—	2.61	2.95
Global Bonds of the United Mexican States	29,020	139	—	29,159	Oct-23	—	—	2.92	2.92

Total	12,844,416	698,951	(37,124)	13,506,243

Accrued interest				176,992

Total				13,683,235

As of December 31, 2018
Corporate, leasing and subordinated bonds (*)	7,687,065	80,122	(286,043)	7,481,144	Jan-19 / Jan-114	2.01	9.58	2.80	8.90
Peruvian Sovereign Bonds	2,702,571	46,714	(65,955)	2,683,330	Aug-20 / Feb-55	2.37	8.19	—	—
Negotiable Certificates of Deposit issued by BCRP (**)	1,381,011	179	(711)	1,380,479	Jan-19 / Apr-20	2.73	3.05	—	—
Bonds guaranteed by the Peruvian Government	804,309	5,166	(14,477)	794,998	May-24 / Jul -34	4.10	6.01	4.97	8.81
Global Bonds of the Republic of Peru	332,311	1,439	(14,692)	319,058	Jul-25 / Feb-55	6.39	7.40	3.66	3.71
United States of America Treasury Bonds	83,888	—	(1,039)	82,849	Dec-20 / Oct-23	—	—	2.47	2.53
Global Bonds of the Republic of Colombia	271,482	—	(4,046)	267,436	Mar-19 / Sep-37	—	—	2.29	7.48
Global Bonds of the United Mexican States	105,749	—	(7,133)	98,616	Oct-23 / Sep-34	—	—	4.16	6.28
Global Bonds of the Republic of Chile	36,983	—	(1,367)	35,616	Feb-28	—	—	3.74	3.74

Total	13,405,369	133,620	(395,463)	13,143,526

Accrued interest				185,067

Total				13,328,593

(*)

As of June 30, 2019 and December 31, 2018, Inteligo holds corporate bonds from different entities for approximately S/473,867,000 and S/411,047,000, respectively, which guarantee loans with Credit Suisse First Boston and J. Safra Sarasin; see Note 9(a).

(**)

As of June 30, 2019 and December 31, 2018, Interbank holds certificates of deposit issued by the BCRP for approximately S/106,578,000 and S/256,777,000, respectively, which guarantee loans with said entity for approximately S/98,166,000 and S/247,456,000; see Note 9(a).

(c)	The Group has determined that the unrealized losses (other than credit risk) on debt instruments as of June 30, 2019 and December 31, 2018, are of temporary nature.

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Notes to the interim condensed consolidated financial statements (continued)

As of June 30, 2019 and December 31, 2018, the detail of the unrealized losses of the debt instruments classified as at fair value through other comprehensive income is as follows:

	As of June 30, 2019			As of December 31, 2018
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of June 30, 2019	Risk rating as of December 31, 2018 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peruvian Sovereign Bonds	2,637,515	232,175	—	2,702,571	46,714	(65,955)	2020-2055	A- (*)
Global Bonds of the Republic of Peru	—	—	—	332,311	1,439	(14,692)	—	BBB+ (*)
Global Bonds of the Republic of Colombia	127,994	1,032	—	271,482	—	(4,046)	2021-2024	BBB (*)
Global Bonds of the United Mexican States	29,020	139	—	105,749	—	(7,133)	2023	BBB+ (*)
PA Pacifico Trust	161,146	—	(5,941)	166,049	—	(12,280)	2035	BBB- (*)
Banco de Crédito del Perú	233,323	117	(4,843)	222,072	—	(14,536)	2019-2023	AA+ (**)
BBVA Continental	262,052	10,763	(4,485)	199,326	2,039	(4,737)	2020-2033	BBB+ (*)
Fermaca Enterprises S.R.L.	220,743	—	(3,529)	229,906	—	(11,778)	2038	BBB- (*)
Corporación Financiera de Desarrollo S.A.	388,107	21,617	(2,632)	386,240	—	(19,238)	2019-2046	AA (**)
Cencosud S.A.	110,861	—	(1,965)	191,388	—	(20,819)	2045	BBB- (*)
Taboada Finance Ltda.	92,453	1,849	(1,849)	93,010	612	(4,694)	2029-2033	BBB+ (*)
Mexico City Airport Trust	92,678	—	(1,011)	94,948	—	(11,129)	2047	BBB (*)
Enel Distribución Perú S.A.A.	85,613	6,232	(524)	85,665	426	(5,864)	2025-2038	AAA (**)
Southern Perú Copper Corporation	150,718	11,548	(260)	220,634	—	(7,653)	2028-2040	BBB+ (*)
Bienes Raíces Uno Trust	178,760	4,083	—	183,572	—	(23,301)	2044	BBB (*)
Electricite de France S.A.	70,583	1,212	—	72,431	—	(8,673)	2114	A- (*)
Línea Amarilla S.A.C.	174,009	9,060	—	173,130	1,042	(4,998)	2037	AA (**)
Celeo Redes Operación CL	91,542	3,320	—	94,252	—	(6,014)	2047	BBB (*)
Falabella Perú S.A.A.	101,273	7,699	—	101,341	—	(6,474)	2028-2035	AA+ (**)
Mexichem SAB de CV	173,770	4,488	—	178,387	—	(18,048)	2042-2044	BBB- (*)
Lima Metro Line 2 Finance Limited	145,373	1,994	—	149,512	—	(7,935)	2034	BBB (*)
Celulosa Arauco y Constitución S.A.	159,690	5,599	—	163,796	—	(12,295)	2047	BBB- (*)
Goldman Sachs	63,821	4,599	—	63,129	—	(6,572)	2030-2042	BBB+ (*)
H2Olmos S.A.	228,452	5,044	—	230,838	—	(4,793)	2025-2032	AA (**)
México Generadora de Energía	68,531	2,947	—	72,009	—	(5,324)	2032	BBB (*)
PA Costera Trust	73,093	536	—	75,046	—	(4,716)	2034	BBB- (*)
Red de Energía del Perú	106,680	4,891	—	109,665	—	(4,111)	2026-2031	AAA (**)
Comisión Federal de Electricidad CFE	—	—	—	35,007	—	(4,180)	—	BBB+ (*)
Instruments with individual losses less than S/4 million	812,046	1	(10,085)	3,559,022	296	(73,475)

Total	7,039,846	340,945	(37,124)	10,562,488	52,568	(395,463)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	Corresponds to the instrument’s rating with the largest unrealized loss.

Notes to the interim condensed consolidated financial statements (continued)

On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	As of June 30, 2019	As of December 31, 2018	As of June 30, 2018
	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of the period	28,050	40,840	40,840
New assets originated or purchased	641	1,215	606
Assets derecognized or matured (excluding write-offs)	(685)	(13,463)	(2,145)
Effect on the expected credit loss different to changes of the stage during the period (*)	(2,630)	(829)	(2,019)
Foreign exchange effect	(73)	287	44

Expected credit loss under IFRS 9 at the end of the period	25,303	28,050	37,326

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses other than changes of the stage during the year.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a recovery of the impairment of S/2,674,000 and S/3,558,000 for the six-month periods ended June 30, 2019 and 2018, respectively; and a recovery of the impairment of S/13,077,000 during the year 2018, which were presented in the caption “Impairment recovery on financial investments” in the interim condensed consolidated statements of income.

Notes to the interim condensed consolidated financial statements (continued)

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	900,530	1,144,771
BioPharma Credit PLC.	136,256	144,157
Royalty Pharma, Note 19 (a)	100,692	78,808
ViaSat Inc.	29,222	21,705
LendUp	23,170	23,720
Ishare Core MSCI World UCIT	20,567	18,195
Others	68,461	72,046
Debt instruments
Corporate, leasing and subordinated bonds	36,761	42,625
Peruvian Sovereign Bonds	18,677	21,927
United States of America Treasury Bonds	—	3,514

Total	1,334,336	1,571,468

(e)

As of June 30, 2019 and December 31, 2018, the investments at amortized cost are totally comprised of Peruvian Sovereign Bonds for an amount of S/1,867,426,000 and S/1,884,067,000, respectively, including accrued interest. These investments present a low credit risk and the expected credit loss is non-significant.

As of June 30, 2019, the estimated fair value of these investments amounts to approximately S/1,929,286,000 (S/1,856,325,000, as of December 31, 2018).

As of June 30, 2019 and December 31, 2018, Interbank holds loans with the BCRP for approximately S/1,106,106,000 and S/671,963,000, respectively, see Note 9(a), that are guaranteed through the Peruvian Sovereign Bonds; which are classified as restricted for approximately S/1,216,909,000 and S/738,635,000, respectively.

Notes to the interim condensed consolidated financial statements (continued)

(f)	As of June 30, 2019 and December 31, 2018, the composition of equity instruments measured at fair value through other comprehensive income is as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
InRetail Perú Corp., Note 19 (a)	307,239	228,122
BioPharma Credit PLC	253,621	261,484
Ishares diverse countries (ETF)	137,490	130,155
Ferreycorp S.A.A.	71,025	78,528
Engie Energía Perú S.A.	63,024	51,384
Luz del Sur S.A.A.	46,127	23,727
Vanguard FTSE Emerging Markets	27,821	25,702
Gilead Sciences INC	19,726	18,988
Bolsa de Valores de Lima S.A.	13,548	15,737
Others below S/5 million	10,928	11,490

Total	950,549	845,317

Notes to the interim condensed consolidated financial statements (continued)

(g)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of June 30, 2019 and December 31, 2018:

	As of June 30, 2019				As of December 31, 2018
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,760,145	335,924	—	8,096,069	7,167,899	313,245	—	7,481,144
Peruvian Sovereign Bonds	4,700,928	—	—	4,700,928	4,527,274	—	—	4,527,274
Negotiable Certificates of Deposit issued by BCRP	1,619,604	—	—	1,619,604	1,380,479	—	—	1,380,479
Bonds guaranteed by the Peruvian Government	729,825	—	—	729,825	794,998	—	—	794,998
Global Bonds of the Republic of Peru	—	—	—	—	319,058	—	—	319,058
United States of America Treasury Bonds	32,870	—	—	32,870	82,849	—	—	82,849
Global Bonds of the Republic of Colombia	129,026	—	—	129,026	267,436	—	—	267,436
Global Bonds of the United Mexican States	29,159	—	—	29,159	98,616	—	—	98,616
Global Bonds of the Republic of Chile	—	—	—	—	35,616	—	—	35,616

Total	15,001,557	335,924	—	15,337,481	14,674,225	313,245	—	14,987,470

The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more detail, see Note 31.1 of the Annual Consolidated Financial Statements.

Notes to the interim condensed consolidated financial statements (continued)

5.	Loans, net

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Direct loans
Loans	26,310,989	25,569,152
Credit cards	5,403,540	4,881,404
Leasing	1,582,838	1,682,629
Discounted notes	558,619	494,953
Factoring	315,638	309,558
Advances and overdrafts	70,792	50,219
Refinanced loans	211,094	210,384
Past due and under legal collection loans	906,111	856,909

	35,359,621	34,055,208
Plus (minus)
Accrued interest from performing loans	328,554	318,250
Unearned interest and interest collected in advance	(41,203)	(47,737)
Impairment allowance for loans (c)	(1,411,861)	(1,364,804)

Total direct loans, net	34,235,111	32,960,917

Indirect loans	4,028,380	4,071,460

(b)	The classification of the direct loan portfolio is as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Commercial loans	15,857,613	16,032,068
Consumer loans	11,922,123	10,891,278
Mortgage loans	6,825,661	6,407,479
Small and micro-business loans	754,224	724,383

Total	35,359,621	34,055,208

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loan portfolio is segmented by homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (groups consumer and mortgage loans), Commercial Banking (groups commercial loans) and Small Business Banking (groups loans to small and micro-business).

Notes to the interim condensed consolidated financial statements (continued)

(c)	The movement of the allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(c.1)	Total direct loans

	As of June 30, 2019				As of June 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	394,801	462,749	507,254	1,364,804	329,161	477,616	453,570	1,260,347	1,260,347

Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	189,680	—	—	189,680	183,625	—	—	183,625	366,155
Assets derecognized or repaid (excluding write offs)	(57,647)	(41,984)	(19,408)	(119,039)	(54,534)	(40,475)	(16,352)	(111,361)	(198,889)
Transfers to Stage 1	122,067	(120,389)	(1,678)	—	85,262	(84,501)	(761)	—	—
Transfers to Stage 2	(103,282)	119,800	(16,518)	—	(108,407)	121,843	(13,436)	—	—
Transfers to Stage 3	(19,119)	(107,156)	126,275	—	(12,364)	(116,331)	128,695	—	—
Impact on the expected credit loss for credits that change stage in the period	(88,163)	112,592	288,245	312,674	(65,532)	133,662	226,456	294,586	586,327
Others (*)	46,028	(27,538)	(5,888)	12,602	(4,520)	(25,636)	3,748	(26,408)	(14,370)

	89,564	(64,675)	371,028	395,917	23,530	(11,438)	328,350	340,442	739,223
Write offs (**)	—	—	(405,399)	(405,399)	—	—	(402,539)	(402,539)	(791,107)
Recovery of written–off loans	—	—	63,723	63,723	—	—	72,426	72,426	145,586
Foreign exchange effect (***)	(899)	(1,804)	(4,481)	(7,184)	225	921	1,731	2,877	10,755

Expected credit loss under IFRS 9 at the end of period balances	483,466	396,270	532,125	1,411,861	352,916	467,099	453,538	1,273,553	1,364,804

Notes to the interim condensed consolidated financial statements (continued)

(c.1.1)	The following tables present the changes in the allowance for expected credit losses for direct loans for each classification of the direct loan portfolio:

Changes in the allowance for expected credit losses for direct loans – Commercial

	As of June 30, 2019				As of June 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	68,705	27,397	98,111	194,213	48,699	28,437	75,335	152,471	152,471

Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	43,573	—	—	43,573	39,794	—	—	39,794	72,297
Assets derecognized or repaid (excluding write offs)	(23,948)	(6,261)	(1,184)	(31,393)	(24,149)	(6,998)	(2,785)	(33,932)	(50,354)
Transfers to Stage 1	7,555	(7,555)	—	—	6,223	(6,223)	—	—	—
Transfers to Stage 2	(17,573)	19,638	(2,065)	—	(12,552)	13,466	(914)	—	—
Transfers to Stage 3	(4,140)	(3,550)	7,690	—	(785)	(3,029)	3,814	—	—
Impact on the expected credit loss for credits that change stage in the period	(5,289)	3,967	16,496	15,174	(3,944)	6,019	17,906	19,981	40,119
Others (*)	(2,584)	(2,199)	(352)	(5,135)	(2,924)	(1,352)	6,695	2,419	10,835

	(2,406)	4,040	20,585	22,219	1,663	1,883	24,716	28,262	72,897
Write offs (**)	—	—	(7,725)	(7,725)	—	—	(11,883)	(11,883)	(34,355)
Recovery of written–off loans	—	—	567	567	—	—	592	592	1,163
Foreign exchange effect (***)	(757)	(232)	(807)	(1,796)	182	120	286	588	2,037

Expected credit loss under IFRS 9 at the end of period balances	65,542	31,205	110,731	207,478	50,544	30,440	89,046	170,030	194,213

Changes in the allowance for expected credit losses for direct loans – Consumer
	As of June 30, 2019				As of June 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	303,953	398,353	284,645	986,951	262,829	408,167	275,650	946,646	946,646

Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	135,215	—	—	135,215	132,282	—	—	132,282	276,193
Assets derecognized or repaid (excluding write offs)	(30,789)	(34,274)	(10,627)	(75,690)	(27,578)	(31,540)	(8,262)	(67,380)	(129,000)
Transfers to Stage 1	107,497	(105,819)	(1,678)	—	71,963	(71,202)	(761)	—	—
Transfers to Stage 2	(82,094)	87,087	(4,993)	—	(88,896)	94,214	(5,318)	—	—
Transfers to Stage 3	(14,319)	(95,050)	109,369	—	(11,126)	(103,797)	114,923	—	—
Impact on the expected credit loss for credits that change stage in the period	(76,613)	102,949	235,954	262,290	(55,364)	120,375	176,788	241,799	483,030
Others (*)	52,318	(25,594)	(4,325)	22,399	(545)	(22,634)	(1,995)	(25,174)	(25,882)

	91,215	(70,701)	323,700	344,214	20,736	(14,584)	275,375	281,527	604,341
Write offs (**)	—	—	(371,253)	(371,253)	—	—	(372,400)	(372,400)	(710,980)
Recovery of written–off loans	—	—	61,378	61,378	—	—	69,620	69,620	140,049
Foreign exchange effect (***)	(92)	(1,452)	(2,661)	(4,205)	27	750	1,070	1,847	6,895

Expected credit loss under IFRS 9 at the end of period balances	395,076	326,200	295,809	1,017,085	283,592	394,333	249,315	927,240	986,951

Notes to the interim condensed consolidated financial statements (continued)

Changes in the allowance for expected credit losses for direct loans – Mortgage

	As of June 30, 2019				As of June 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	8,428	20,142	86,040	114,610	8,368	24,742	71,977	105,087	105,087

Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	904	—	—	904	1,159	—	—	1,159	2,035
Assets derecognized or repaid (excluding write offs)	(334)	(625)	(6,661)	(7,620)	(800)	(881)	(4,234)	(5,915)	(11,857)
Transfers to Stage 1	5,069	(5,069)	—	—	5,598	(5,598)	—	—	—
Transfers to Stage 2	(804)	10,194	(9,390)	—	(939)	8,119	(7,180)	—	—
Transfers to Stage 3	(79)	(3,006)	3,085	—	(95)	(3,582)	3,677	—	—
Impact on the expected credit loss for credits that change stage in the period	(4,584)	384	18,941	14,741	(5,075)	(172)	15,565	10,318	23,422
Others (*)	443	(418)	(1,871)	(1,846)	38	(3,382)	(819)	(4,163)	(3,032)

	615	1,460	4,104	6,179	(114)	(5,496)	7,009	1,399	10,568
Write offs (**)	—	—	(1,108)	(1,108)	—	—	(562)	(562)	(2,689)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect (***)	(34)	(114)	(944)	(1,092)	13	48	331	392	1,644

Expected credit loss under IFRS 9 at the end of period balances	9,009	21,488	88,092	118,589	8,267	19,294	78,755	106,316	114,610

Changes in the allowance for expected credit losses for direct loans – Small and micro-business
	As of June 30, 2019				As of June 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	13,715	16,857	38,458	69,030	9,265	16,270	30,608	56,143	56,143

Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	9,988	—	—	9,988	10,390	—	—	10,390	15,630
Assets derecognized or repaid (excluding write offs)	(2,576)	(824)	(936)	(4,336)	(2,007)	(1,056)	(1,071)	(4,134)	(7,678)
Transfers to Stage 1	1,946	(1,946)	—	—	1,478	(1,478)	—	—	—
Transfers to Stage 2	(2,811)	2,881	(70)	—	(6,020)	6,044	(24)	—	—
Transfers to Stage 3	(581)	(5,550)	6,131	—	(358)	(5,923)	6,281	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,677)	5,292	16,854	20,469	(1,149)	7,440	16,197	22,488	39,756
Others (*)	(4,149)	673	660	(2,816)	(1,089)	1,732	(133)	510	3,709

	140	526	22,639	23,305	1,245	6,759	21,250	29,254	51,417
Write offs (**)	—	—	(25,313)	(25,313)	—	—	(17,694)	(17,694)	(43,083)
Recovery of written–off loans	—	—	1,778	1,778	—	—	2,214	2,214	4,374
Foreign exchange effect (***)	(16)	(6)	(69)	(91)	3	3	44	50	179

Expected credit loss under IFRS 9 at the end of period balances	13,839	17,377	37,493	68,709	10,513	23,032	36,422	69,967	69,030

Notes to the interim condensed consolidated financial statements (continued)

(c.2)	Indirect loans (substantially all indirect loans correspond to commercial loans)

	As of June 30, 2019				As of June 30, 2018				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	19,829	19,753	22,469	62,051	46,890	77,299	14,989	139,178	139,178

Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	4,303	—	—	4,303	6,181	—	—	6,181	12,138
Assets derecognized or repaid (excluding write offs)	(6,801)	(5,338)	(3,215)	(15,354)	(4,647)	(10,668)	(9,907)	(25,222)	(53,790)
Transfers to Stage 1	9,347	(9,347)	—	—	17,393	(17,393)	—	—	—
Transfers to Stage 2	(3,704)	3,730	(26)	—	(1,209)	1,209	—	—	—
Transfers to Stage 3	(73)	(1)	74	—	—	(40,388)	40,388	—	—
Impact on the expected credit loss for credits that change stage in the period	(2,951)	(1,399)	219	(4,131)	(4,539)	2,089	(19,233)	(21,683)	(3,009)
Others (*)	(371)	27	(1,036)	(1,380)	(13,379)	(2,800)	1,919	(14,260)	(34,490)

	(250)	(12,328)	(3,984)	(16,562)	(200)	(67,951)	13,167	(54,984)	(79,151)
Write offs (**)	—	—	—	—	—	—	—	—	—
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect (***)	(246)	(356)	(14)	(616)	237	233	22	492	2,024

Expected credit loss under IFRS 9 at the end of period balances	19,333	7,069	18,471	44,873	46,927	9,581	28,178	84,686	62,051

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of period and its amortized cost at the end of period (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

The Group writes off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

(***)	Corresponds mainly to the effect of the exchange rate and the variation of the value of money over time.

(d)

In Management’s opinion, the impairment allowance for loan recorded as of June 30, 2019 and 2018 and December 31, 2018 has been established in accordance with NIIF 9 and is sufficient to cover incurred losses on the loan portfolio.

Notes to the interim condensed consolidated financial statements (continued)

6.	Investment property

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018	Acquisition or construction year	Valuation methodology As of June 30, 2019 and December 31, 2018
	S/(000)	S/(000)
Land
San Isidro – Lima	246,514	249,377	2009	Appraisal
Miraflores – Lima	57,464	70,800	2017	Appraisal
San Martín de Porres – Lima	63,771	64,501	2015	Appraisal
Piura	49,986	50,708	2008	Appraisal
Sullana	16,405	16,491	2012	Appraisal
Santa Clara – Lima	12,855	10,342	2017	Appraisal
Chimbote	7,232	7,421	2015	Appraisal
Lurin	4,031	4,032	2008	Appraisal
Others	11,267	11,672	—	Appraisal

	469,525	485,344

Completed investment property - “Real Plaza” Shopping Malls
Talara	38,818	41,337	2015	DCF

	38,818	41,337

Buildings
Orquídeas - San Isidro - Lima	157,261	144,645	2017	DCF
Ate Vitarte – Lima	69,365	67,894	2006	DCF
Chorrillos – Lima (d)	67,633	51,552	2017	DCF
Maestro – Huancayo	32,530	32,901	2017	DCF
Cusco	28,938	28,472	2017	DCF
Panorama – Lima	20,703	20,437	2016	DCF
Pardo y Aliaga – Lima	18,690	19,164	2008	DCF
Trujillo	16,557	16,270	2016	DCF
Cercado de Lima – Lima	12,727	12,929	2017	DCF
Others	25,006	24,100	2017	DCF

	449,410	418,364

Built on leased land
San Juan de Lurigancho – Lima	42,020	41,493	2017	DCF

Total	999,773	986,538

DCF: Discounted cash flow

(i)	As of June 30, 2019 and December 31, 2018, there are no liens on any investment property.

Notes to the interim condensed consolidated financial statements (continued)

(b)	The net gain on investment property as of June 30, 2019 and 2018, consists of the following:

	As of June 30, 2019	As of June 30, 2018
	S/(000)	S/(000)
Gain on valuation of investment property	21,981	6,432
Income from rental of investment property	22,853	14,110
(Loss) gain on sale of investment property	(1,556)	1,559

Total	43,278	22,101

(c)	The movement of investment property is as follows:

	As of June 30, 2019	As of June 30, 2018
	S/(000)	S/(000)
Beginning of period balances	986,538	1,118,608
Additions (d)	11,726	34,658
Sales (e)	(20,472)	(192,521)
Transfers	—	(17,634)
Valuation gain (loss)	21,981	6,432

Balance as of June 30	999,773	949,543

Balance as of December 31, 2018		986,538

(d)	During 2019, the main additions are outlays related to the construction of the “Chorrillos-Lima” building.

During 2018, the main additions are outlays related to the construction of the “Orquídeas-San Isidro–Lima” building.

(e)

In June 2019, Interseguro sold to a related entity in cash and at market value, a percent of the land located in Miraflores, Lima (called “Cuartel San Martin”); recognizing a net loss of approximately S/1,556,000. The result of the sale of investment property is presented as “Net gain on investment property” in the interim condensed consolidated statement of income.

In January 2018, Interseguro sold, in cash and at market value, the Real Plaza Pucallpa shopping center, a parcel located in Lurín (Lima) and a building through a surface rights agreement to related entities.

Notes to the interim condensed consolidated financial statements (continued)

(f)	Fair value measurement – Investment property - Valuation techniques

The valuation techniques to estimate the fair value and the main assumptions used are described in Note 8 “Investment property” of the Annual Consolidated Financial Statements.

The main assumptions used in the valuation and estimation of the fair value of investment property are detailed below:

	As of June 30, 2019		As of December 31, 2018
Average ERV	US$	67.3	US$	59.1
Long-term inflation		2.6%		2.6%
Long-term occupancy rate		98.9%		98.9%
Average growth rate of rental income		2.6%		2.6%
Average NOI margin		92.7%		95.3%
Discount rate		9.0%		9.0%

Notes to the interim condensed consolidated financial statements (continued)

7.	Accounts receivable and other assets, net; accounts payable, provisions and other liabilities

(a)	These captions are comprised of the following:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Accounts receivable and other assets
Financial instruments
Accounts receivable from sale of investments	371,867	367,902
Other accounts receivable, net	361,775	440,531
Accounts receivable related to derivative financial instruments (b)	187,124	185,376
Assets for technical reserves for claims and premiums by reinsurers	98,228	147,891
Operations in process	36,355	54,428
Accounts receivable from reinsurers and coinsurers	31,110	39,875
Credit card commissions receivable	13,865	13,237
Insurance operations receivables, net	10,392	42,795

Total	1,110,716	1,292,035

Non-financial instruments
Deferred charges	83,556	80,113
Investments in associates	60,935	63,233
Prepaid Income Tax	22,482	19,860
Public works tax deduction	7,556	22,608
Prepaid rights to related entity	6,574	8,856
Value Added Tax credit	1,189	5,517
Others	5,739	10,332

	188,031	210,519

Total	1,298,747	1,502,554

Accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	422,169	471,412
Contract liability with investment component	394,359	298,382
Accounts payable for acquisitions of investments	292,490	228,687
Lease liabilities, Note 2(c)	289,617	—
Accounts payable related to derivative financial instruments (b)	191,364	154,116
Operations in process	154,847	116,717
Workers’ profit sharing and salaries payable	118,107	127,516
Allowance for indirect loan losses	44,873	62,051
Accounts payable to reinsurers and coinsurers	16,721	62,879

	1,924,547	1,521,760

Non-financial instruments
Taxes payable	68,745	101,085
Deferred income	61,028	59,482
Provision for other contingencies	47,837	46,506
Others	7,115	21,530

	184,725	228,603

Total	2,109,272	1,750,363

Notes to the interim condensed consolidated financial statements (continued)

(b)	The following table presents, as of June 30, 2019 and December 31, 2018, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

As of June 30, 2019	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the six-month periods ended June 30, 2019	Maturity	Hedged instruments	Caption of the interim condensed consolidated statements of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	51,856	22,719	6,044,964	—	Between July 2019 and January 2021	—	—
Interest rate swaps	59,268	71,996	3,205,416	—	Between November 2020 and December 2029	—	—
Currency swaps	29,270	33,158	1,031,552	—	Between July 2019 and January 2025	—	—
Cross currency swaps	—	53,725	193,467	—	January 2023	—	—
Options	113	342	76,644	—	Between July 2019 and June 2020	—	—

	140,507	181,940	10,552,043	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	33,558	3,288	1,380,541	(5,556)	January 2023	Senior bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	13,059	—	493,050	2,506	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	2,031	131,480	(659)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,360	82,175	(533)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,364	82,175	(535)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	1,381	65,740	84	October 2020	Senior bonds	Bonds, notes and other obligations

	46,617	9,424	2,235,161	(4,693)

	187,124	191,364	12,787,204	(4,693)

Notes to the interim condensed consolidated financial statements (continued)

As of December 31, 2018	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim condensed consolidated statements of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	20,009	21,529	5,177,208	—	Between January 2019 and February 2020	—	—
Interest rate swaps	19,249	19,854	2,018,220	—	Between November 2020 and December 2029	—	—
Currency swaps	48,452	48,915	909,114	—	Between January 2019 and January 2025	—	—
Cross currency swaps	—	59,683	198,529	—	January 2023	—	—
Options	628	1,956	234,780	—	Between January 2019 and June 2020	—	—

	88,338	151,937	8,537,851	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	74,144	—	1,349,200	25,775	January 2023	Senior bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	22,675	—	505,950	3,420	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,002	134,920	(684)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	589	84,325	(394)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	588	84,325	(393)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	219	—	67,460	2,562	October 2020	Senior bonds	Bonds, notes and other obligations

	97,038	2,179	2,226,180	30,286

	185,376	154,116	10,764,031	30,286

(i)	As of June 30, 2019 and December 31, 2018, certain derivative financial instruments required the establishment of collateral deposits, see Note 3(b).

(ii)

For the designated hedging derivatives mentioned in the chart above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness during the six-month periods ended June 30, 2019 and during the fiscal year 2018. Likewise, during the six-month periods ended June 30, 2019 and during the fiscal year 2018 no hedge was discontinued.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements.

Notes to the interim condensed consolidated financial statements (continued)

8.	Deposits and obligations

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Time deposits	11,528,439	11,074,316
Demand deposits	11,264,902	10,109,492
Savings deposits	10,750,666	10,728,257
Severance indemnity deposits	1,823,745	1,763,826
Other obligations	6,024	6,059

Total	35,373,776	33,681,950

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)	As of June 30, 2019 and December 31, 2018, approximately S/9,927,289,000 and S/9,734,215,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.

9.	Due to banks and correspondents

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
By type
BCRP, Notes 3(b), 4(b) (**) and (e)	2,544,472	2,073,919
Promotional credit lines	1,376,848	1,386,603
Loans received from foreign entities, (b) and Note 4(b) (*)	624,530	796,028
Loans received from Peruvian entities	5,007	763

	4,550,857	4,257,313
Interest and commissions payable	46,090	36,048

	4,596,947	4,293,361

By term
Short term	2,914,843	2,507,623
Long term	1,682,104	1,785,738

Total	4,596,947	4,293,361

Notes to the interim condensed consolidated financial statements (continued)

(b)

As of June 30, 2019 and December 31, 2018, some of the Group loan agreements include standard clauses regarding the compliance of financial ratios, assets disposals and intercompany transactions under certain conditions, the use of funds and other management issues, such as:

(i)	Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English).

(ii)	Maintain a determined global capital ratio.

(iii)	Maintain a determined coverage margin of non-performing loan portfolio.

(iv)	Maintain a determined past due loans rate.

In the opinion of Management, the Group complies with all covenants arising from its due to banks and correspondents as of June 30, 2019 and December 31, 2018.

Notes to the interim condensed consolidated financial statements (continued)

10.	Bonds, notes and other obligations

(a)	This caption is made up as follows:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	As of June 30, 2019	As of December 31, 2018
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Second (B series)	Interbank	9.50%	Semi-annually	2023	US$30,000	98,610	94,086
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	70,000	70,000
Fifth (A series)	Interbank	8.50%	Semi-annually	July 2019	S/ 3,300	3,300	3,300
Sixth (A series)	Interbank	8.16%	Semi-annually	July 2019	US$15,110	49,667	50,966
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,112	137,130
Second, first tranch (**)	Interseguro	6.97%	Semi-annually	2024	US$35,000	—	118,055
Second, second tranch	Interseguro	6.00%	Semi-annually	2024	US$15,000	49,305	50,594

						407,994	524,131

Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,801	149,776
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	164,048	168,312

						313,849	318,088

Subordinated bonds – third program
First (Single series)	Interseguro	9.50%	Semi-annually	2029	US$20,000	65,740	—
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	—
Negotiable certificates of deposits – first program
First (A series)	Interbank	4.28%	Annually	2020	S/ 150,000	145,369	—

Total local issuances						1,082,952	842,219

International issuances
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	981,561	1,006,875
Junior subordinated notes	Interbank	8.50%	Semi-annually	2070	US$200,000	653,932	671,546
Senior bonds – First and second issuance	Interbank	5.75%	Semi-annually	2020	US$650,000	1,274,470	1,309,248
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	969,670	993,241
Senior bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,528,109	1,558,979

Total international issuances						5,407,742	5,539,889

Total local and international issuances						6,490,694	6,382,108

Interest payable						115,525	114,670

Total						6,606,219	6,496,778

(*)	The Spanish term “Valor de actualización constante” is referred to an amount subject to adjustments.
(**)	In February 2019, Interseguro executed the early redemption of said instruments and paid interest for approximately US$1,200,000.

Notes to the interim condensed consolidated financial statements (continued)

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of June 30, 2019 and December 31, 2018, the international issuances maintain mainly this clause: Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English).

In the opinion of Management, this clause has been met by the Group as of June 30, 2019 and December 31, 2018.

11.	Insurance contract liabilities

(a)	This caption is made up as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,705,628	10,006,960
Technical reserves for claims	229,464	293,508

	10,935,092	10,300,468

By term
Short term	933,568	935,182
Long term	10,001,524	9,365,286

Total	10,935,092	10,300,468

Notes to the interim condensed consolidated financial statements (continued)

(b)	The movement of technical reserves disclosed by type of insurance for the periods ended June 30, 2019 and 2018, is as follows:

	2019					2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889
Insurance subscriptions	157,702	—	2,463	34,825	194,990	116,569	1	5,973	23,403	145,946
Interest rate effect	642,214	34,017	—	—	676,231	(869,253)	(149)	—	—	(869,402)
Time passage adjustments	(82,519)	18,726	64,137	(34,188)	(33,844)	49,482	19,616	16,109	(19,676)	65,531
Maturities and recoveries	—	—	(20,465)	—	(20,465)	—	—	—	—	—
Exchange differences	(104,151)	—	(14,072)	(21)	(118,244)	31,140	121	5,143	(699)	35,705

Balances as of June 30	9,279,140	767,960	618,229	40,299	10,705,628	8,362,734	696,538	552,887	39,510	9,651,669

Balances as of December 31						8,665,894	715,217	586,166	39,683	10,006,960

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of June 30, 2019 and December 31, 2018 in accordance with IFRS 4.

(d)	As of June 30, 2019 and December 31, 2018, the main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves are the following:

	As of June 30, 2019		As of December 31, 2018
Type	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017, SPP-I-2017	5.00% in US$	SPP-S-2017, SPP-I-2017	5.63% in US$
	with improvement factor for mortality	2.11% in S/ VAC 5.28% in adjusted S/	with improvement factor for mortality	2.74% in S/ VAC 5.84% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	2.11% in S/ VAC	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	2.74% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	CSO 80 adjusted	4.00 - 6.00%

Notes to the interim condensed consolidated financial statements (continued)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of June 30, 2019 and December 31, 2018, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 bps of the mortality factors, being the results as follows:

	As of June 30, 2019			As of December 31, 2018
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,326,208	(952,934)	(10.27)	7,816,973	(848,921)	(9.80)
Changes in interest rate: - 100 bps	10,446,520	1,167,378	12.58	9,696,893	1,030,999	11.90
Changes in mortality table at 105%	9,188,145	(90,997)	(0.98)	8,587,633	(78,261)	(0.90)
Changes in mortality table at 95%	9,374,568	95,427	1.03	8,747,817	81,923	0.95
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	678,721	(89,238)	(11.62)	635,838	(79,379)	(11.10)
Changes in interest rate: - 100 bps	879,403	111,444	14.51	813,614	98,397	13.76
Changes in mortality table at 105%	757,930	(10,030)	(1.31)	706,495	(8,722)	(1.22)
Changes in mortality table at 95%	778,501	10,541	1.37	724,366	9,149	1.28

Notes to the interim condensed consolidated financial statements (continued)

12.	Equity

(a)	Capital stock -

As of June 30, 2019 and December 31, 2018, IFS’s capital stock is represented by 113,110,864 common shares subscribed and paid in. IFS’s shares are quoted at the Lima Stock Exchange; have no nominal value and their issuance value was US$9.72 per share, see also Note 25.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, paid on May 3, 2019.

The General Shareholders’ Meeting of IFS held on April 2, 2018, agreed to distribute dividends for the year 2017 for approximately US$157,750,000 (equivalent to approximately S/510,688,000), US$1.40 per share.

(b)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of June 30, 2019 and December 31, 2018, the regulatory capital required for Interbank, Interseguro and Inteligo Bank is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices of their respective regulators, the SBS or the Central Bank of the Bahamas. The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed in Note 17(f) to the Annual Consolidated Financial Statements.

(c)	Treasury stock -

As of June 30, 2019 and December 31, 2018, the Group holds shares issued by IFS, as detailed below:

	Number of shares	Cost
Company	(000)	S/(000)
Interbank	1,986	164,295
IFS	432	43,883

Total	2,418	208,178

Notes to the interim condensed consolidated financial statements (continued)

In the Shareholders’ Meeting of IFS, held on May 25, 2016, the program of acquisition of own issuance shares was approved. Such acquisition, as agreed, may be carried out on one or more occasions, as appropriate to IFS’s interests, according to market conditions and other legal limits and factors in force at the time of the acquisition. These acquisitions shall be subject to the current legal limit (10-percent limit of the capital stock) established in Article 84 of the Securities Market Act. Likewise, the Shareholders’ Meeting set a limit for the acquisitions made under this program, which may not exceed 3,500,000 shares (equivalent to 3.09 percent of the Company’s capital stock), without taking into account the shares acquired prior to this program. On August 9, 2017, Management, pursuant to said delegation, informed the Board of Directors of IFS its decision to terminate the program of acquisition of own issuance shares.

In 2018, Interbank sold 3,009,490 shares of IFS at their market price for approximately US$121,133,000 (equivalent to approximately S/382,727,000) through the Lima Stock Exchange. Said sale was recorded as a decrease in “Treasury stock” by S/259,022,000 and the difference amounting to S/123,705,000 was recorded in “Retained earnings”, see also Note 25.

13.	Tax situation

(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas are not subject to any Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru. The Subsidiaries incorporated and domiciled in Peru are subject to the Peruvian Tax legislation.

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; thus, they must calculate their tax liabilities on the basis of their separate financial statements. The Income Tax rate as of June 30, 2019 and 2018, was 29.5 percent, over the taxable income.

(b)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audits procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed. The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

•	Interbank, Hipotecaria Sura and Seguros Sura: Income Tax returns of the years from 2014 to 2018, and Value-Added-Tax returns of the years 2014 to 2018, are pending reviewing by SUNAT.

•	Interseguro: Income Tax returns of the years 2014, 2015, 2017 and 2018, and Value-Added-Tax returns of the years 2014 to 2018, are pending reviewing by SUNAT.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax reviews would be applied to the results of the period in which such tax increase or surcharge may be determined.

Notes to the interim condensed consolidated financial statements (continued)

In the case of Interbank, in April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, it received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interests in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interests in suspense do not constitute accrued income, in accordance with the SBS and the IFRS, which is also supported by a ruling of the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009.

Notwithstanding the foregoing, in February 2018, Interbank was informed that the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court, issued a ruling regarding a third bank that impacts Interbank’s original estimation regarding the degree of contingency indicated in the previous paragraph; which, based on this new circumstance and in compliance with the IFRS, Interbank estimates as possible as of the date of this report.

The tax liability requested for this concept and other minor matters by SUNAT as of June 30, 2019, amounts to approximately S/393,000,000. This amount has been calculated according to the resolutions issued by SUNAT in June, 2019.

From the tax and legal analysis carried out, Interbank’s Management and its external legal advisors consider that there is sufficient technical support for the prevalence of Interbank’s position; as a result, it has not recorded any provision for this contingency as of June 30, 2019 and December 31, 2018.

On the other hand, during the years 2013 and 2014, SUNAT closed the audit processes corresponding to the assessment of the Income Tax of the fiscal years 2007, 2008 and 2009, respectively, thus issuing a series of Assessment Resolutions without any additional levying of said tax.

On January 11, 2016, SUNAT closed the partial audit corresponding to the fiscal year 2013 for withholding of Income Tax from non-domiciled beneficiaries, issuing a series of Final Assessment Resolutions without any additional levying of the tax in question.

On February 3, 2017, SUNAT closed the inspection corresponding to the fiscal year 2010 related to Income Tax. The Bank paid the amount of the deficiency under protest and filed a complaint.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial inspection process for the Income Tax for the year 2014.

On September 7, 2018, SUNAT closed the partial inspection process for the income tax for the year 2014; without additional tax request.

Notes to the interim condensed consolidated financial statements (continued)

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The tax debt sought by SUNAT amounts to approximately S/53,000,000. To date, Interbank Management has submitted the respective complaint to the resolutions indicated above. In Management opinion and its legal advisors, consider that there are technical arguments for the prevalence of Interbank’s position.

On April 26, 2019, SUNAT notified of the beginning of the definitive inspection process for withholding of Income Tax from non-domiciled beneficiaries for the year 2018.

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial auditing of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt claimed by SUNAT amounts to approximately S/19,000,000 Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group, and according to the conditions of the purchase and sale agreement of this entity, this tax assessment, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On January 30, 2019, the Company filed an appeal against the determination decision with the Tax Authority.

Finally, as of the date of this report, SUNAT is reviewing the 2012 tax return of Interbank. In the opinion of Management, any eventual additional tax assessment would not be significant for the interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018.

(c)

IFS calculates the period’s Income Tax expense using the best estimate of the weighted average tax rate. The table below presents the amounts reported in the interim condensed consolidated statements of income:

	For the six-month periods ended June 30,
	2019	2018
	S/(000)	S/(000)
Current – Expense	219,915	255,605
Deferred – Expense (Income)	6,943	(37,532)

	226,858	218,073

Notes to the interim condensed consolidated financial statements (continued)

14.	Interest and similar income and expenses

This caption is comprised of the following:

	For the six-month periods ended June 30,
	2019	2018
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,854,164	1,622,171
Interest on investments at fair value through other comprehensive income	368,360	389,893
Interest on due from banks and inter-bank funds	58,738	21,266
Interest on investments at amortized cost	44,291	41,272
Dividends on financial instruments through other comprehensive income	41,955	30,030
Other interest and similar income	963	1,825

Total	2,368,471	2,106,457

Interest and similar expenses
Interest and fees on deposits and obligations	(350,679)	(259,245)
Interest on bonds, notes and other obligations	(202,318)	(176,514)
Interest and fees on obligations with financial institutions	(88,828)	(89,361)
Deposit insurance fund fees	(21,985)	(19,766)
Result from hedging transactions	(4,583)	(4,583)
Other interest and similar expenses	(9,741)	(3,453)

Total	(678,134)	(552,922)

Notes to the interim condensed consolidated financial statements (continued)

15.	Fee income from financial services, net

This caption is comprised of the following:

	For the six-month periods ended June 30,
	2019	2018
	S/(000)	S/(000)
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	317,448	303,726
Commissions for banking services	100,665	97,931
Funds management fees	69,224	77,218
Fees from indirect loans	28,097	31,536
Collection services fees	19,797	18,205
Brokerage and custody services fees	3,598	5,333
Others	19,366	18,075

Total	558,195	552,024

Expenses
Credit cards	(56,715)	(49,529)
Debtor’s life insurance premiums	(19,704)	(30,050)
Fees paid to foreign banks	(8,085)	(7,364)
Brokerage and custody services	(300)	(1,409)
Others	(27,678)	(26,699)

Total	(112,482)	(115,051)

Net	445,713	436,973

Notes to the interim condensed consolidated financial statements (continued)

16.	Other income and expenses

This caption is comprised of the following:

	For the six-month periods ended June 30,
	2019	2018
	S/(000)	S/(000)
Other income
Income from investments in associates	9,523	8,442
Other technical income from insurance operations	5,402	4,919
Income from ATM rentals	2,044	1,510
Gain from sale of written-off-loans	1,572	56
Services rendered to third parties	1,470	1,859
Other income	12,102	7,504

Total other income	32,113	24,290

Other expenses
Commissions from insurance activities	(22,547)	(29,805)
Sundry technical insurance expenses	(21,529)	(19,576)
Donations	(2,828)	(2,789)
Provision for sundry risk	(1,703)	(2,452)
Expenses related to rental income	(1,247)	(1,054)
Other expenses	(24,722)	(21,703)

Total other expenses	(74,576)	(77,379)

Notes to the interim condensed consolidated financial statements (continued)

17.	Net premiums earned

(a)	For the six-month periods ended June 30, 2019 and 2018, this caption is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums earned (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (incurred) (5) = (3) – (4)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	151,793	111,206	(36,166)	(161,341)	115,627	(50,135)	—	—	115,627	(50,135)
Group life	66,104	53,102	(309)	880	65,795	53,982	(2,579)	(2,413)	63,216	51,569
Individual life	66,447	64,424	(43,217)	(21,733)	23,230	42,691	(2,243)	(2,870)	20,987	39,821
Retirement, disability and survival	8,469	79,070	(53,358)	(19,617)	(44,889)	59,453	(2,513)	(50,211)	(47,402)	9,242
Others	—	2	(2,717)	(1,005)	(2,717)	(1,003)	—	—	(2,717)	(1,003)

Total life insurance	292,813	307,804	(135,767)	(202,816)	157,046	104,988	(7,335)	(55,494)	149,711	49,494
Total general insurance	50,220	48,074	(1,072)	(3,452)	49,148	44,622	(119)	(979)	49,029	43,643

Total	343,033	355,878	(136,839)	(206,268)	206,194	149,610	(7,454)	(56,473)	198,740	93,137

(*)	Includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due to the variation in the rates with which technical reserves are determined; see rates in Note 11(d).

Notes to the interim condensed consolidated financial statements (continued)

18.	Earnings per share

The following table presents earnings per share computations:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
2018
Balance as of January 1, 2018	107,682	107,682	180	107,682
Sale of treasury stock	3,010	3,010	150	2,508

Balance as of June 30, 2018	110,692	110,692		110,190

Net earnings attributable to IFS S/(000)				491,313

Earnings per share attributable to IFS (Soles)				4.459

2019
Balance as of January 1, 2019	110,692	110,692	180	110,692

Balance as of June 30, 2019	110,692	110,692		110,692

Net earnings attributable to IFS S/(000)				698,516

Earnings per share attributable to IFS (Soles)				6.310

Notes to the interim condensed consolidated financial statements (continued)

19.	Transactions with shareholders, related parties and affiliated entities

(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma	100,692	78,808
Negotiable certificates of deposit – Financiera Oh! S.A.	20,320	20,809
Investment funds participations – NGCP	—	2,890
Shares - InRetail Perú Corp.	—	7,322
Others	1,660	205

	122,672	110,034

Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	307,239	228,122
Corporate bonds - InRetail Shopping Malls S.A.	69,196	59,131
Corporate bonds - Colegios Peruanos S.A.	59,191	58,913
Corporate bonds - Intercorp Perú Ltd.	4,363	15,766
Corporate bonds - Intercorp Retail Inc.	18,059	—
Corporate bonds - Cineplex S.A.	—	7,317

	458,048	369,249

Loans, net (b)	1,070,070	1,157,158
Accounts receivable from UTP (h)	72,550	58,968
Accounts receivable from Homecenters Peruanos S.A. (g)	39,141	39,141
Accounts receivable related to derivative financial instruments	1,985	3,908
Other assets (f)	16,696	10,183
Liabilities
Deposits and obligations	333,123	571,032
Other liabilities	157	214
Off-balance sheet accounts
Indirect loans (b)	116,280	139,702

	For the six-month periods ended June 30,
	2019	2018
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	41,869	44,887
Interest and similar expenses	(6,856)	(5,147)
Valuation of financial derivative instruments	52	(3,549)
Rental income	5,936	5,198
(Loss) gain on sale of investment property	(1,556)	1,559
Administrative expenses	(20,824)	(13,725)
Others, net	13,206	15,405

Notes to the interim condensed consolidated financial statements (continued)

(b)	As of June 30, 2019 and December 31, 2018, the detail of loans to shareholders and related entities is the following:

	As of June 30, 2019			As of December 31, 2018
	Direct loans	Indirect loans	Total	Direct loans	Indirect loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Supermercados Peruanos S.A.	212,577	681	213,258	236,826	701	237,527
InRetail Pharma S.A.	150,347	4,931	155,278	163,596	5,060	168,656
GTP Inversionistas S.A.C.	99,426	—	99,426	102,027	—	102,027
Nessus Hoteles Perú S.A.	97,013	—	97,013	102,851	169	103,020
Colegios Peruanos S.A.C.	78,781	1,822	80,603	80,379	1,843	82,222
Universidad Tecnológica del Perú	80,000	—	80,000	80,000	—	80,000
Homecenters Peruanos S.A.	63,064	—	63,064	55,995	6,327	62,322
Financiera Oh! S.A.	60,012	387	60,399	65,009	291	65,300
San Miguel Industrias PET S.A.	26,308	27,208	53,516	9,873	36,366	46,239
Cineplex S.A.	30,480	7,197	37,677	33,844	8,996	42,840
Centros de Salud Peruanos	37,602	—	37,602	20,701	—	20,701
San Miguel Industrias Ecuador	32,910	—	32,910	32,910	—	32,910
Bembos S.A.C.	26,506	6,180	32,686	26,747	6,130	32,877
Procesos de Medios de Pago S.A.	5,967	20,051	26,018	7,704	20,575	28,279
PF Interproperties Perú	—	21,470	21,470	—	21,126	21,126
Others	69,077	26,353	95,430	138,696	32,118	170,814

	1,070,070	116,280	1,186,350	1,157,158	139,702	1,296,860

(c)

As of June 30, 2019 and December 31, 2018, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits certain transactions with employees, directors and officers of financial entities. As of June 30, 2019 and December 31, 2018, direct loans to employees, directors and officers amounted to S/220,795,000 and S/223,381,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to IFS’s directors and key personnel guaranteed with shares of any Subsidiary.

Notes to the interim condensed consolidated financial statements (continued)

(d)	IFS’s key personnel compensation, including the Income Tax assumed for the six-month periods ended June 30, 2019 and 2018, comprised the following:

	For the six-month periods ended June 30,
	2019	2018
	S/(000)	S/(000)
Salaries	12,196	13,244
Board of Directors’ compensations	1,025	732

Total	13,221	13,976

(e)

As of December 31, 2018, the Group holds participations in different mutual funds managed by Interfondos, which are classified as investments at fair value through profit or loss and amounted S/9,934,000.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/6,574,000 and S/8,856,000 as of June 30, 2019 and December 31, 2018, respectively, see Note 7(a). Interbank may renew the term of the agreements for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market value.

(h)	As of June 30, 2019 and December 31, 2018, correspond to a finance lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.

(i)

In Management’s opinion, transactions with related parties have been performed under standard market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

Notes to the interim condensed consolidated financial statements (continued)

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”) and presents three operating segments based on products and services as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the six-month periods ended June 30, 2019 and 2018.

Notes to the interim condensed consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the six-month periods ended June 30, 2019 and 2018:

	For the six-month periods ended June 30, 2019					For the six-month periods ended June 30, 2018
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	2,606,473	569,280	197,886	(92,467)	3,281,172	2,247,891	418,216	164,756	(22,370)	2,808,493
Inter-segment	(37,080)	—	(736)	37,816	—	(22,351)	—	(5,508)	27,859	—

Total income	2,569,393	569,280	197,150	(54,651)	3,281,172	2,225,540	418,216	159,248	5,489	2,808,493

Extracts of results
Interest and similar income	1,984,136	308,960	84,531	(9,156)	2,368,471	1,723,003	315,148	73,794	(5,488)	2,106,457
Interest and similar expenses	(622,280)	(25,966)	(29,284)	(604)	(678,134)	(503,456)	(26,649)	(19,950)	(2,867)	(552,922)

Net interest and similar income	1,361,856	282,994	55,247	(9,760)	1,690,337	1,219,547	288,499	53,844	(8,355)	1,553,535

Impairment loss on loans, net of recoveries	(379,296)	—	(59)	—	(379,355)	(286,233)	—	775	—	(285,458)
Impairment recovery on financial investments	56	2,777	(159)	—	2,674	(11)	1,795	1,774	—	3,558

Net interest and similar income after impairment loss	982,616	285,771	55,029	(9,760)	1,313,656	933,303	290,294	56,393	(8,355)	1,271,635

Fee income from financial services, net	393,936	(1,951)	76,023	(22,295)	445,713	366,868	(2,442)	85,666	(13,119)	436,973
Net gain on sale of financial investments	29,931	8,100	38,090	—	76,121	11,597	(1,633)	11,790	—	21,754
Other income (**)	198,470	55,431	(758)	(61,016)	192,127	146,423	14,006	(6,494)	(3,763)	150,172
Total net premiums earned minus claims and benefits	—	(153,501)	—	(9)	(153,510)	—	(265,078)	—	—	(265,078)
Depreciation and amortization	(110,159)	(11,886)	(6,341)	205	(128,181)	(66,375)	(6,927)	(4,402)	(20)	(77,724)
Other expenses	(676,416)	(133,198)	(49,225)	20,604	(838,235)	(660,608)	(124,522)	(46,647)	14,949	(816,828)

Income before translation result and Income Tax	818,378	48,766	112,818	(72,271)	907,691	731,208	(96,302)	96,306	(10,308)	720,904
Translation result	(3,446)	13,000	2,321	10,130	22,005	(1,641)	(2,877)	(389)	(3,008)	(7,915)
Income Tax	(215,035)	—	(3,460)	(8,363)	(226,858)	(201,402)	—	(2,753)	(13,918)	(218,073)

Net profit for the year	599,897	61,766	111,679	(70,504)	702,838	528,165	(99,179)	93,164	(27,234)	494,916

Attributable to:
IFS’s shareholders	599,897	61,766	111,679	(74,826)	698,516	528,165	(99,179)	93,164	(30,837)	491,313
Non-controlling interest	—	—	—	4,322	4,322	—	—	—	3,603	3,603

	599,897	61,766	111,679	(70,504)	702,838	528,165	(99,179)	93,164	(27,234)	494,916

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For Banking Segment “Other income” for the six months ended June 30, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated upon consolidation, see Note 2(d). The net profit (after taxes) amounted to approximately S/32,422,000.

Notes to the interim condensed consolidated financial statements (continued)

	As of June 30, 2019
	Banking	Insurance	Wealth management	Holding and eliminations	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	75,635	16,606	3,838	—	96,079
Total assets	50,221,171	13,406,666	3,625,892	(81,492)	67,172,237
Total liabilities	44,518,393	12,498,174	2,863,950	(151,513)	59,729,004

	As of December 31, 2018
	Banking	Insurance	Wealth management	Holding and eliminations	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	176,082	70,333	9,718	41	256,174
Total assets	47,440,393	12,572,396	3,808,939	(77,319)	63,744,409
Total liabilities	41,986,416	11,795,308	2,996,179	(121,970)	56,655,933

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment property.

The distribution of the Group’s total income based on the location of the customer and its assets, for the six-month periods ended June 30, 2019 amounts to S/3,112,643,000 in Peru and S/168,529,000 in Panama (for the six-month periods ended June 30, 2018 amounts to S/2,677,078,000 in Peru and S/131,415,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of June 30, 2019 is S/63,701,371,000 in Peru and S/3,470,866,000 in Panama (S/60,033,938,000 in Peru and S/3,710,471,000 in Panama as of December 31, 2018). It should be noted that both income and assets located in Panama correspond mainly to Peruvian citizens.

Notes to the interim condensed consolidated financial statements (continued)

21.	Financial instruments classification

The financial assets and liabilities of the interim condensed consolidated statements of financial position as of June 30, 2019 and December 31, 2018, are presented below:

	As of June 30, 2019					As of December 31, 2018
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	10,592,823	10,592,823	—	—	—	8,380,411	8,380,411
Inter-bank funds	—	—	—	230,137	230,137	—	—	—	495,037	495,037
Financial investments	1,334,336	13,683,235	950,549	1,867,426	17,835,546	1,571,468	13,328,593	845,317	1,884,067	17,629,445
Loans, net	—	—	—	34,235,111	34,235,111	—	—	—	32,960,917	32,960,917
Due from customers on acceptances	—	—	—	57,685	57,685	—	—	—	132,961	132,961
Accounts receivable and other assets, net	187,124	—	—	923,592	1,110,716	185,376	—	—	1,106,659	1,292,035

	1,521,460	13,683,235	950,549	47,906,774	64,062,018	1,756,844	13,328,593	845,317	44,960,052	60,890,806

Financial liabilities
Deposits and obligations	—	—	—	35,373,776	35,373,776	—	—	—	33,681,950	33,681,950
Inter-bank funds	—	—	—	50,013	50,013	—	—	—	—	—
Due to banks and correspondents	—	—	—	4,596,947	4,596,947	—	—	—	4,293,361	4,293,361
Bonds, notes and other obligations	—	—	—	6,606,219	6,606,219	—	—	—	6,496,778	6,496,778
Due from customers on acceptances	—	—	—	57,685	57,685	—	—	—	132,961	132,961
Insurance contract liabilities	—	—	—	10,935,092	10,935,092	—	—	—	10,300,468	10,300,468
Accounts payable, provisions and other liabilities	191,364	—	—	1,733,183	1,924,547	154,116	—	—	1,367,644	1,521,760

	191,364	—	—	59,352,915	59,544,279	154,116	—	—	56,273,162	56,427,278

Notes to the interim condensed consolidated financial statements (continued)

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 31 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 31.1(d) of the Annual Consolidated Financial Statements.

Notes to the interim condensed consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group’s internal credit rating as of June 30, 2019 and December 31, 2018. The amounts presented do not consider impairment.

Total direct loans	As of June 30, 2019				As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	26,434,858	121,187	—	26,556,045	25,062,456	372,197	—	25,434,653
Standard grade	3,600,459	614,529	—	4,214,988	3,853,640	849,073	—	4,702,713
Sub-standard grade	350,508	1,025,111	—	1,375,619	417,701	845,995	—	1,263,696
Past due but not impaired	1,507,365	844,781	—	2,352,146	1,048,378	791,096	—	1,839,474
Impaired
Individually impaired	—	—	9,344	9,344	—	—	7,349	7,349
Collectively impaired	—	—	851,479	851,479	—	—	807,323	807,323

Total direct loans	31,893,190	2,605,608	860,823	35,359,621	30,382,175	2,858,361	814,672	34,055,208

	As of June 30, 2019				As of December 31, 2018
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,405,729	27,044	—	11,432,773	12,088,746	106,480	—	12,195,226
Standard grade	2,223,766	127,033	—	2,350,799	2,305,607	125,090	—	2,430,697
Sub-standard grade	134,243	341,359	—	475,602	226,849	124,051	—	350,900
Past due but not impaired	1,225,072	143,871	—	1,368,943	714,034	134,730	—	848,764
Impaired
Individually impaired	—	—	9,344	9,344	—	—	7,349	7,349
Collectively impaired	—	—	220,152	220,152	—	—	199,132	199,132

Total commercial loans	14,988,810	639,307	229,496	15,857,613	15,335,236	490,351	206,481	16,032,068

	As of June 30, 2019				As of December 31, 2018
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,074,099	49,401	—	9,123,500	7,481,529	223,261	—	7,704,790
Standard grade	764,572	399,588	—	1,164,160	980,918	643,553	—	1,624,471
Sub-standard grade	189,730	475,240	—	664,970	163,050	534,181	—	697,231
Past due but not impaired	134,010	491,908	—	625,918	97,943	442,380	—	540,323
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	343,575	343,575	—	—	324,463	324,463

Total consumer loans	10,162,411	1,416,137	343,575	11,922,123	8,723,440	1,843,375	324,463	10,891,278

Notes to the interim condensed consolidated financial statements (continued)

	As of June 30, 2019				As of December 31, 2018
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,409,028	23,274	—	5,432,302	5,003,914	22,297	—	5,026,211
Standard grade	547,806	68,480	—	616,286	478,576	56,958	—	535,534
Sub-standard grade	23,772	195,426	—	219,198	22,575	170,556	—	193,131
Past due but not impaired	133,040	180,407	—	313,447	224,588	188,839	—	413,427
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	244,428	244,428	—	—	239,176	239,176

Total mortgage loans	6,113,646	467,587	244,428	6,825,661	5,729,653	438,650	239,176	6,407,479

	As of June 30, 2019				As of December 31, 2018
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	546,002	21,468	—	567,470	488,267	20,159	—	508,426
Standard grade	64,315	19,428	—	83,743	88,539	23,472	—	112,011
Sub-standard grade	2,763	13,086	—	15,849	5,227	17,207	—	22,434
Past due but not impaired	15,243	28,595	—	43,838	11,813	25,147	—	36,960
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	43,324	43,324	—	—	44,552	44,552

Total small and micro-business loans	628,323	82,577	43,324	754,224	593,846	85,985	44,552	724,383

The following table shows the credit quality and maximum exposure to credit risk of indirect loans based on the Group’s internal credit rating as of June 30, 2019 and December 31, 2018. The amounts presented do not consider impairment.

	As of June 30, 2019				As of December 31, 2018
Contingent Credits: Guarantees and stand by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,427,201	107,809	—	3,535,010	3,256,280	223,735	—	3,480,015
Standard grade	311,648	16,397	—	328,045	211,784	110,420	—	322,204
Sub-standard grade	21,746	111,832	—	133,578	33,472	192,699	—	226,171
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	23,632	23,632	—	—	35,738	35,738
Collectively impaired	—	—	8,115	8,115	—	—	7,332	7,332

Total indirect loans	3,760,595	236,038	31,747	4,028,380	3,501,536	526,854	43,070	4,071,460

Notes to the interim condensed consolidated financial statements (continued)

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that: (i) are offset in the interim condensed consolidated statements of financial position of the Group or; (ii) are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim condensed consolidated statements of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are offset in the interim condensed consolidated statements of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the interim condensed consolidated statements of financial position because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees collaterals in the form of cash with respect to transactions with derivatives; see Note 3.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangement and similar agreement as of June 30, 2019 and December 31, 2018 are as follows:

				Related amounts not offset in the interim condensed consolidated statements of financial position
Assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments and offset in the interim condensed consolidated statements of financial position	Net amounts of financial instruments presented in the interim condensed consolidated statements of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(b)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2019
Derivatives, Note 7(b)	187,124	—	187,124	(104,375)	—	82,749

Total assets	187,124	—	187,124	(104,375)	—	82,749

As of December 31, 2018
Derivatives, Note 7(b)	185,376	—	185,376	(41)	—	185,335

Total assets	185,376	—	185,376	(41)	—	185,335

Liabilities
As of June 30, 2019
Derivatives, Note 7(b)	191,364	—	191,364	(104,375)	(77,494)	9,495

Total liabilities	191,364	—	191,364	(104,375)	(77,494)	9,495

As of December 31, 2018
Derivatives, Note 7(b)	154,116	—	154,116	(41)	(92,456)	61,619

Total liabilities	154,116	—	154,116	(41)	(92,456)	61,619

Notes to the interim condensed consolidated financial statements (continued)

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing on its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of the free market.

As of June 30, 2019, the weighted average exchange rate of the free market published by the SBS for transactions in US Dollars was S/3.285 per US$1 ask and S/3.290 per US$1 bid (S/3.369 and S/3.379 as of December 31, 2018, respectively). As of June 30, 2019, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.287 per US$1 (S/3.373 as of December 31, 2018).

The table below presents a detail of the Group’s position:

	As of June 30, 2019				As of December 31, 2018
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,086,304	1,183,609	322,910	10,592,823	6,802,749	1,224,791	352,871	8,380,411
Inter-bank funds	230,137	—	—	230,137	—	495,037	—	495,037
Financial investments	6,888,876	10,933,970	12,700	17,835,546	7,670,084	9,941,459	17,902	17,629,445
Loans, net	10,063,650	24,171,461	—	34,235,111	10,048,173	22,912,744	—	32,960,917
Due from customers on acceptances	43,389	—	14,296	57,685	112,653	—	20,308	132,961
Accounts receivable and other assets, net	149,859	910,967	49,890	1,110,716	154,643	1,102,800	34,592	1,292,035

	26,462,215	37,200,007	399,796	64,062,018	24,788,302	35,676,831	425,673	60,890,806

Liabilities
Deposits and obligations	14,538,083	20,552,973	282,720	35,373,776	13,584,983	19,807,644	289,323	33,681,950
Inter-bank funds	—	50,013	—	50,013	—	—	—	—
Due to banks and correspondents	850,844	3,746,103	—	4,596,947	1,046,545	3,246,816	—	4,293,361
Bonds, notes and other obligations	5,919,642	686,577	—	6,606,219	6,110,077	386,701	—	6,496,778
Due from customers on acceptances	43,389	—	14,296	57,685	112,653	—	20,308	132,961
Insurance contract liabilities	4,052,996	6,882,096	—	10,935,092	4,072,811	6,227,657	—	10,300,468
Accounts payable, provisions and other liabilities, net	399,121	1,504,245	21,181	1,924,547	215,093	1,297,074	9,593	1,521,760

	25,804,075	33,422,007	318,197	59,544,279	25,142,162	30,965,892	319,224	56,427,278

Forwards position, net	(1,604,614)	1,662,794	(58,180)	—	(629,147)	685,813	(56,666)	—
Currency swaps position, net	(20,971)	20,971	—	—	(59,991)	59,991	—	—
Cross currency swaps position, net	1,745,863	(1,745,863)	—	—	1,724,081	(1,724,081)	—	—
Options position, net	(147)	147	—	—	81	(81)	—	—

Monetary position, net	778,271	3,716,049	23,419	4,517,739	681,164	3,732,581	49,783	4,463,528

As of June 30, 2019, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$653,416,000, equivalent to S/2,147,778,000 (US$696,510,000, equivalent to S/2,349,328,000 as of December 31, 2018).

Notes to the interim condensed consolidated financial statements (continued)

23.	Fair value

(a)	Financial instruments measured at fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value including the level of hierarchy of fair value. The amounts are based on the balances presented in the interim condensed consolidated statements of financial position:

	As of June 30, 2019				As of December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	684,283	301,523	348,530	1,334,336	811,238	352,273	407,957	1,571,468
Debt instruments measured at fair value through other comprehensive income	10,394,305	3,111,938	—	13,506,243	9,822,970	3,320,556	—	13,143,526
Equity instruments measured at fair value through other comprehensive income	948,920	1,629	—	950,549	843,646	1,671	—	845,317
Derivatives receivable	—	187,124	—	187,124	—	185,376	—	185,376

	12,027,508	3,602,214	348,530	15,978,252	11,477,854	3,859,876	407,957	15,745,687

Accrued interest				176,992				185,067

Total financial assets				16,155,244				15,930,754

Financial liabilities
Accounts payable by derivatives	—	191,364	—	191,364	—	154,116	—	154,116

(*) As of June 30, 2019 and December 31, 2018, correspond mainly to mutual funds and investments funds participations.

Financial assets included in Level 1 are those measured on the basis of information that is available in the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

Notes to the interim condensed consolidated financial statements (continued)

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/14,538,000.
500 basis points increase in the WACC would result in decrease in fair value by
S/26,779,000.
		WACC	8.00%	500 basis points decrease in the WACC would result in increase in fair value by
S/38,343,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by
S/4,723,000.
500 basis points decrease in the discount rate would result in increase in fair value by
S/6,163,000.
		WACC	9.00%	500 basis points increase in the discount rate would result in decrease in fair value by
S/1,331,000.
500 basis points decrease in the discount rate would result in increase in fair value by
S/1,617,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase
(decrease) in fair value by S/2,436,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the discount rate would result in increase
(decrease) in fair value by S/239,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group into Level 3 of the valuation hierarchy:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Balance as of January 1	407,957	261,737
Purchases	79,611	151,231
Sales	(108,999)	(61,328)
Total gain recognized in the interim condensed consolidated statements of income	(30,039)	56,317

Ending balance	348,530	407,957

During the six-month periods ended June 30, 2019, and during the year 2018, there were no transfers of financial instruments from Level 3 to Level 1 or to Level 2. Also, during the six-month periods ended June 30, 2019 and during the year 2018, there were no transfers of financial instruments between Level 1 and Level 2.

Notes to the interim condensed consolidated financial statements (continued)

(b)	Financial instruments not measured at fair value

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2019					As of December 31, 2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	10,592,823	—	10,592,823	10,592,823	—	8,380,411	—	8,380,411	8,380,411
Inter-bank funds	—	230,137	—	230,137	230,137	—	495,037	—	495,037	495,037
Investments at amortized cost	890,572	1,038,714	—	1,929,286	1,867,426	700,177	1,156,148	—	1,856,325	1,884,067
Loans, net	—	34,673,151	—	34,673,151	34,235,111	—	33,276,930	—	33,276,930	32,960,917
Due from customers on acceptances	—	57,685	—	57,685	57,685	—	132,961	—	132,961	132,961
Accounts receivables and other assets, net	—	923,592	—	923,592	923,592	—	1,106,659	—	1,106,659	1,106,659

Total	890,572	47,516,102	—	48,406,674	47,906,774	700,177	44,548,146	—	45,248,323	44,960,052

Liabilities
Deposits and obligations	—	35,352,674	—	35,352,674	35,373,776	—	33,699,626	—	33,699,626	33,681,950
Inter-bank funds	—	50,013	—	50,013	50,013	—	—	—	—	—
Due to banks and correspondents	—	4,600,651	—	4,600,651	4,596,947	—	4,291,346	—	4,291,346	4,293,361
Bonds, notes and other obligations	5,702,738	1,170,305	—	6,873,043	6,606,219	5,569,970	895,427	—	6,465,397	6,496,778
Due from customers on acceptances	—	57,685	—	57,685	57,685	—	132,961	—	132,961	132,961
Insurance contract liabilities	—	10,935,092	—	10,935,092	10,935,092	—	10,300,468	—	10,300,468	10,300,468
Accounts payable and other liabilities	—	1,733,183	—	1,733,183	1,733,183	—	1,367,644	—	1,367,644	1,367,644

Total	5,702,738	53,899,603	—	59,602,341	59,352,915	5,569,970	50,687,472	—	56,257,442	56,273,162

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instruments and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2019 and December 31, 2018, the book value of loans, net of allowance, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair values approximates their book value - For financial assets and financial liabilities that are liquid or have short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed rate financial instruments - The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

Notes to the interim condensed consolidated financial statements (continued)

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the interim condensed consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its administration.

As of June 30, 2019 and December 31, 2018, the value of the managed off-balance sheet financial assets is as follows:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)
Investment funds	13,799,188	12,924,575
Mutual funds	4,680,235	4,668,076

Total	18,479,423	17,592,651

Notes to the interim condensed consolidated financial statements (continued)

25.	Subsequent event: Initial Public Offering

On July 3, 2019, following the approval by the Board, IFS filed with the Securities and Exchange Commission of the United States of America (“SEC”), a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering of IFS’s common shares.

On July 18, 2019, IFS announced the Initial Public Offering of approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Banco Internacional del Perú, S.A.A. – Interbank, a Subsidiary of IFS (“Interbank”), (iii) Intercorp Perú Ltd., controlling shareholder of IFS, and (iv) a non-related shareholder.

As part of the Public Offering, IFS sold approximately 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Also, IFS granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,350,000 additional new common shares. As of the date of this report, said option has been exercised over 1,186,841 shares.

Intercorp Perú, IFS’s majority shareholder, sold 2,531,246 shares, and as consequence its ownership in IFS’s issued capital stock decreased from 74.32 percent to 70.62 percent. Besides that, the non-related shareholder sold 3,000,000 shares.

In this sense, the combined securities traded were 10,286,841 shares at a price of US$46.00, with a total sale amount of approximately US$473,200,000, out of which, IFS and Interbank sold 4,755,595 shares for US$218,757,000 (before expenses).

The shares sold in connection with the Initial Public Offering began trading on the New York Stock Exchange on July 19, 2019, under the ticker symbol “IFS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: August 12, 2019	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer